Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

September 30, 2021 and 2020

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of September 30, 2021, the consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2021 and 2020, the consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2021 and 2020 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Emphasis of matter

The following matter may be helpful to the readers in their understanding of the condensed consolidated interim financial statements. Our review conclusion is not affected by this matter.

As described in note 32.3.i) to the condensed consolidated interim financial statements, the proliferation of COVID-19 has had a negative influence on the global economy, which may have a greater impact on expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Group.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2021, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2020 presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

</s/>KPMG Samjong Accounting Corp.

Seoul, Korea
November 15, 2021

This report is effective as of November 15, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2021 and December 31, 2020

(in millions of Korean won)

	Notes	September 30, 2021 (Unaudited)		December 31, 2020
Assets
Cash and due from financial institutions	4,6,7,31	~~W~~	27,827,815	~~W~~	25,608,842
Financial assets at fair value through profit or loss	4,6,11		62,075,723		61,035,455
Derivative financial assets	4,6,8		4,252,908		5,545,385
Loans measured at amortized cost	4,6,9,10		402,600,406		377,166,984
Financial investments	4,6,11		104,654,296		98,695,426
Investments in associates and joint ventures	12		635,888		771,435
Property and equipment			5,276,420		5,433,554
Investment property			2,709,322		2,533,539
Intangible assets			3,244,870		3,351,133
Net defined benefit assets	19		43,058		50,597
Current income tax assets			96,286		109,772
Deferred income tax assets	13,26		110,318		65,058
Assets held for sale			212,832		197,727
Other assets	4,6		36,766,398		30,155,037

Total assets		~~W~~	650,506,540	~~W~~	610,719,944

Liabilities
Financial liabilities at fair value through profit or loss	4,6,14	~~W~~	12,742,915	~~W~~	11,810,058
Derivative financial liabilities	4,6,8		4,333,839		5,222,897
Deposits	4,6,15		357,283,273		338,580,220
Borrowings	4,6,16		52,658,423		49,827,156
Debentures	4,6,17		67,222,248		62,760,687
Provisions	18		728,606		714,903
Net defined benefit liabilities	19		381,100		239,567
Current income tax liabilities			551,923		764,981
Deferred income tax liabilities	13,26		1,538,904		1,177,799
Insurance liabilities	30		56,777,227		54,415,296
Other liabilities	4,6		48,614,468		41,804,023

Total liabilities			602,832,926		567,317,587

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			2,569,919		1,695,988
Capital surplus			16,941,535		16,723,589
Accumulated other comprehensive income	28		1,449,653		630,011
Retained earnings			25,063,275		22,540,616
Treasury shares			(1,136,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company	20		46,978,752		42,544,574
Non-controlling interests			694,862		857,783

Total equity			47,673,614		43,402,357

Total liabilities and equity		~~W~~	650,506,540	~~W~~	610,719,944

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2021 and 2020

(in millions of Korean won, except per share amounts)

	Notes	2021 (Unaudited)				2020 (Unaudited)
		Three months		Nine months		Three months		Nine months
Interest income		~~W~~	3,824,035	~~W~~	11,136,688	~~W~~	3,578,788	~~W~~	10,800,535
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			3,677,568		10,698,240		3,417,081		10,289,955
Interest income from financial instruments at fair value through profit or loss			146,467		438,448		161,707		510,580
Interest expense			(969,754)		(2,881,334)		(1,118,645)		(3,657,144)

Net interest income	5,21		2,854,281		8,255,354		2,460,143		7,143,391

Fee and commission income			1,337,299		3,991,086		1,204,458		3,339,828
Fee and commission expense			(425,972)		(1,247,160)		(415,292)		(1,169,348)

Net fee and commission income	5,22		911,327		2,743,926		789,166		2,170,480

Insurance income			3,974,220		12,234,157		3,552,669		10,390,123
Insurance expense			(3,847,294)		(11,771,315)		(3,443,478)		(10,100,476)

Net insurance income	5,30		126,926		462,842		109,191		289,647

Net gains on financial instruments at fair value through profit or loss before applying overlay approach			207,849		854,789		242,088		537,803
Losses on overlay adjustments			(22,769)		(151,948)		(6,016)		(67,013)

Net gains on financial instruments at fair value through profit or loss	5,23		185,080		702,841		236,072		470,790

Net other operating expenses	5,24		(425,881)		(1,302,887)		(362,892)		(827,700)

General and administrative expenses	5,19,25		(1,664,888)		(5,057,497)		(1,600,891)		(4,647,060)

Operating income before provision for credit losses	5		1,986,845		5,804,579		1,630,789		4,599,548

Provision for credit losses	5,7,9,10,18		(199,342)		(596,502)		(214,544)		(754,292)

Net operating income	5		1,787,503		5,208,077		1,416,245		3,845,256

Share of profit (loss) of associates and joint ventures	5		10,639		93,774		(41,662)		(54,497)
Net other non-operating income (expenses)	5		(15,068)		(65,429)		196,011		174,874

Net non-operating income (expenses)			(4,429)		28,345		154,349		120,377

Profit before income tax expense	5		1,783,074		5,236,422		1,570,594		3,965,633
Income tax expense	5,26		(477,406)		(1,438,171)		(376,577)		(1,040,610)

Profit for the period	5		1,305,668		3,798,251		1,194,017		2,925,023

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	(2,324)	~~W~~	(4,454)	~~W~~	(921)	~~W~~	(3,070)
Share of other comprehensive income (loss) of associates and joint ventures			(2)		(5)		(1)		22
Gains on equity securities at fair value through other comprehensive income			905,008		1,212,834		144,292		150,783
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			1,476		5,241		(13,008)		16,959

			904,158		1,213,616		130,362		164,694

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			161,618		255,366		(43,112)		68
Gains (losses) on debt securities at fair value through other comprehensive income			(103,275)		(861,239)		(19,300)		69,616
Share of other comprehensive income (loss) of associates and joint ventures			107		387		(10,389)		(7,126)
Gains (losses) on cash flow hedging instruments	8		(4,785)		12,887		12,200		(26,986)
Gains (losses) on hedging instruments of net investments in foreign operations	8		(31,018)		(53,152)		14,836		16,129
Other comprehensive income (loss) arising from separate account			(17,092)		(48,630)		(2,320)		1,588
Gains on overlay adjustment	30		16,582		110,219		4,344		48,519

			22,137		(584,162)		(43,741)		101,808

Other comprehensive income for the period, net of tax			926,295		629,454		86,621		266,502

Total comprehensive income for the period		~~W~~	2,231,963	~~W~~	4,427,705	~~W~~	1,280,638	~~W~~	3,191,525

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	1,298,124	~~W~~	3,772,415	~~W~~	1,166,380	~~W~~	2,877,312
Non-controlling interests			7,544		25,836		27,637		47,711

		~~W~~	1,305,668	~~W~~	3,798,251	~~W~~	1,194,017	~~W~~	2,925,023

Total comprehensive income for the period attributable to:
Shareholders of the Parent Company		~~W~~	2,212,830	~~W~~	4,381,574	~~W~~	1,258,547	~~W~~	3,152,302
Non-controlling interests			19,133		46,131		22,091		39,223

		~~W~~	2,231,963	~~W~~	4,427,705	~~W~~	1,280,638	~~W~~	3,191,525

Earnings per share (in Korean won)	29
Basic earnings per share		~~W~~	3,280	~~W~~	9,550	~~W~~	2,977	~~W~~	7,351
Diluted earnings per share			3,212		9,346		2,940		7,279

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2021 and 2020

(in millions of Korean won)

		Equity attributable to shareholders of the Parent Company
	Notes	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity
Balance as of January 1, 2020		~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,777	~~W~~	348,021	~~W~~	19,709,545	~~W~~	(1,136,188)	~~W~~	585,407	~~W~~	39,119,325

Effect of accouting policy change	2		—		—		—		20,723		9,927		—		—		30,650
Restated balance after accounting policy change			2,090,558		399,205		17,122,777		368,744		19,719,472		(1,136,188)		585,407		39,149,975
Comprehensive income for the period																	—
Profit for the period			—		—		—		—		2,877,312		—		47,711		2,925,023
Remeasurements of net defined benefit liabilities			—		—		—		(2,748)		—		—		(322)		(3,070)
Currency translation differences			—		—		—		8,235		—		—		(8,167)		68
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		(16,246)		236,645		—		—		220,399
Share of other comprehensive loss of associates and joint ventures			—		—		—		(7,104)		—		—		—		(7,104)
Losses on cash flow hedging instruments			—		—		—		(26,986)		—		—		—		(26,986)
Gains on hedging instruments of net investments in foreign operations			—		—		—		16,129		—		—		—		16,129
Other comprehensive income arising from separate account			—		—		—		1,588		—		—		—		1,588
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		16,959		—		—		—		16,959
Gains on overlay adjustments			—		—		—		48,519		—		—		—		48,519

Total comprehensive income for the period			—		—		—		38,346		3,113,957		—		39,222		3,191,525

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		(861,092)		—		—		(861,092)
Issuance of hybrid securities			—		797,932		—		—		—		—		—		797,932
Dividends on hybrid securities			—		—		—		—		(13,094)		—		(25,658)		(38,752)
Non-controlling interests changes in business combination			—		—		—		—		—		—		286,289		286,289
Others			—		—		(399,188)		—		—		—		11,251		(387,937)

Total transactions with shareholders			—		797,932		(399,188)		—		(874,186)		—		271,882		(203,560)

Balance as of September 30, 2020 (Unaudited)		~~W~~	2,090,558	~~W~~	1,197,137	~~W~~	16,723,589	~~W~~	407,090	~~W~~	21,959,243	~~W~~	(1,136,188)	~~W~~	896,511	~~W~~	42,137,940

Balance as of January 1, 2021		~~W~~	2,090,558	~~W~~	1,695,988	~~W~~	16,723,589	~~W~~	630,011	~~W~~	22,540,616	~~W~~	(1,136,188)	~~W~~	857,783	~~W~~	43,402,357

Comprehensive income for the period
Profit for the period			—		—		—		—		3,772,415		—		25,836		3,798,251
Remeasurements of net defined benefit liabilities			—		—		—		(4,783)		—		—		329		(4,454)
Currency translation differences			—		—		—		236,583		—		—		18,783		255,366
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		566,849		(216,437)		—		1,183		351,595
Share of other comprehensive income of associates and joint ventures			—		—		—		382		—		—		—		382
Gains on cash flow hedging instruments			—		—		—		12,887		—		—		—		12,887
Losses on hedging instruments of net investments in foreign operations			—		—		—		(53,152)		—		—		—		(53,152)
Other comprehensive loss arising from separate account			—		—		—		(48,630)		—		—		—		(48,630)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		5,241		—		—		—		5,241
Gains on overlay adjustments			—		—		—		110,219		—		—		—		110,219

Total comprehensive income for the period			—		—		—		825,596		3,555,978		—		46,131		4,427,705

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		(689,653)		—		—		(689,653)
Quarterly dividends paid to shareholders of the Parent Company			—		—		—		—		(292,226)		—		—		(292,226)
Issuance of hybrid securities			—		873,931		—		—		—		—		—		873,931
Dividends on hybrid securities			—		—		—		—		(51,440)		—		(24,145)		(75,585)
Non-controlling interests changes in business combination			—		—		—		—		—		—		1,994		1,994
Transactions with non-controlling interests			—		—		217,975		(5,954)		—		—		(212,021)		—
Others			—		—		(29)		—		—		—		25,120		25,091

Total transactions with shareholders			—		873,931		217,946		(5,954)		(1,033,319)		—		(209,052)		(156,448)

Balance as of September 30, 2021 (Unaudited)		~~W~~	2,090,558	~~W~~	2,569,919	~~W~~	16,941,535	~~W~~	1,449,653	~~W~~	25,063,275	~~W~~	(1,136,188)	~~W~~	694,862	~~W~~	47,673,614

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2021 and 2020

(in millions of Korean won)

	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	3,798,251	~~W~~	2,925,023

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss			(166,562)		(209,820)
Net losses on derivative financial instruments for hedging purposes			247,829		50,377
Adjustment of fair value of derivative financial instruments			—		(3,198)
Provision for credit losses			596,502		754,292
Net gains on financial investments			(44,903)		(276,523)
Share of loss (profit) of associates and joint ventures			(93,774)		54,497
Depreciation and amortization expense			621,071		634,179
Amortization expense of VOBA			119,013		132,028
Other net losses on property and equipment/intangible assets			(1,221)		(58,414)
Share-based payments			83,373		20,738
Provision for policy reserves			2,324,045		1,779,003
Post-employment benefits			178,822		175,160
Net interest income			212,695		357,373
Gains on foreign currency translation			(185,517)		(45,537)
Gain on a bargain purchase			—		(145,067)
Other expenses			497,951		387,791

			4,389,324		3,606,879

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(1,343,144)		(4,444,081)
Derivative financial instruments			37,463		126,254
Loans measured at fair value through other comprehensive income			(31,805)		42,301
Loans measured at amortized cost			(25,507,053)		(30,528,247)
Current income tax assets			13,486		(45,864)
Deferred income tax assets			(43,493)		(53,027)
Other assets			(9,367,881)		(8,699,740)
Financial liabilities at fair value through profit or loss			1,404,089		(1,718,695)
Deposits			17,660,964		32,309,859
Current income tax liabilities			(213,058)		272,144
Deferred income tax liabilities			193,043		(51,630)
Other liabilities			6,169,861		(2,674,719)

			(11,027,528)		(15,465,445)

Net cash outflow from operating activities			(2,839,953)		(8,933,543)

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			38,677		(119,436)
Disposal of financial asset at fair value through profit or loss			9,361,336		11,345,007
Acquisition of financial asset at fair value through profit or loss			(8,675,077)		(11,496,473)
Disposal of financial investments			39,745,182		69,366,557
Acquisition of financial investments			(44,648,456)		(76,036,049)
Disposal of investments in associates and joint ventures			480,452		49,119
Acquisition of investments in associates and joint ventures			(250,670)		(486,028)
Disposal of property and equipment			12,882		4,313
Acquisition of property and equipment			(167,225)		(282,242)
Disposal of investment property			—		380,612
Acquisition of investment property			(118,961)		(298,364)
Disposal of intangible assets			7,072		9,850
Acquisition of intangible assets			(113,873)		(110,579)
Net cash flows from changes in ownership of subsidiaries			142,875		(2,105,542)
Others			25,414		87,505

Net cash outflow from investing activities			(4,160,372)		(9,691,750)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(19,470)		(13,394)
Net increase in borrowings			2,810,848		9,934,112
Increase in debentures			39,842,359		88,615,837
Decrease in debentures			(35,734,774)		(79,680,011)
Increase in other payables to trust accounts			349,922		2,515,668
Dividends paid			(981,879)		(861,092)
Issuance of hybrid securities			873,931		797,932
Dividends paid on hybrid securities			(75,585)		(38,751)
Redemption of principal elements of lease payments			(63,789)		(174,229)
Others			(170,867)		66,780

Net cash inflow from financing activities			6,830,696		21,162,852

Effect of exchange rate changes on cash and cash equivalents			149,969		(69,182)

Net increase (decrease) in cash and cash equivalents			(19,660)		2,468,377
Cash and cash equivalents at the beginning of the period	31		8,685,092		6,123,725

Cash and cash equivalents at the end of the period	31	~~W~~	8,665,432	~~W~~	8,592,102

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary.

The Parent Company’s share capital as of September 30, 2021, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated interim financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s consolidated interim financial statements for the nine-month period ended September 30, 2021, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of September 30, 2021.

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2021.

•	Amendments to Korean IFRS No.1116 Leases – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. These amendments do not have a significant impact on the consolidated financial statements.

•

Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1039 Financial Instruments: Recognition and Measurement, Korean IFRS No.1107 Financial Instruments: Disclosure, Korean IFRS No.1104 Insurance Contracts and Korean IFRS No.1116 Lease – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. These amendments do not have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

2.1.2 The Group has changed the following accounting policy for its annual reporting period commencing January 1, 2021.

•	Korean IFRS No.1019 Employee benefits – Attributing retirement benefit to periods of services

The Group maintains defined benefit plan which pays a lump sum retirement benefit to employees who retire at a specific age and meet required minimum service periods as of retirement date. For the periods prior to the year beginning on January 1, 2021, the Group attributed the retirement benefit of this plan from the date the employee starts working with the Group until the retirement date, regardless of minimum service periods. However, from 2021, the Group retrospectively applied the accounting policy in accordance with the International Financial Reporting Interpretation Committee (“IFRIC”) agenda decision in May 2021, which requires attribution of the retirement benefit over the minimum service periods just before the retirement date. The effects of this change in accounting policy are increase of post-employment benefits amounting to ~~W~~ 624 million for the nine-month period ended September 30, 2021. The restated comparative consolidated financial statements reflect adjustments resulting from the retrospective application.

The effects of this change in accounting policy to the consolidated statements of financial position as of December 31, 2020, January 1, 2020 and to the consolidated statements of comprehensive income for the nine-month period ended September 30, 2020, are as follows:

2.1.2.1 Effects on consolidated statements of financial position

(In millions of Korean won)	December 31, 2020		January 1, 2020
Increase in net defined benefit assets	~~W~~	47,752	~~W~~	25,019
Decrease in net defined benefit liabilities		8,659		17,258
Increase in deferred income tax liabilities		15,513		11,627
Increase in accumulated other comprehensive income		17,674		20,723
Increase in retained earnings		23,224		9,927

2.1.2.2 Effects on consolidated statements of comprehensive income

(In millions of Korean won, except for per share amounts)	2020
Increase in general and administrative expenses	~~W~~	843
Decrease in income tax expense		232
Decrease in basic earnings per share		2
Decrease in diluted earnings per share		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting periods and have not been adopted by the Group.

•	Amendments to Korean IFRS No.1116 – COVID-19-Related Rent Concessions etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendments should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting periods and have not been adopted by the Group. (cont’d)

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Enactment of Korean IFRS No.1117 Insurance Contracts

Korean IFRS No.1117 Insurance Contracts will replace Korean IFRS No.1104 Insurance Contracts. This standard estimates future cash flows of an insurance contract and measures insurance liabilities using discount rates applied with assumptions and risks at the measurement date. The entity recognizes insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and net insurance income and net investment income are presented separately to enable users of the information to understand the sources of income or expenses. This standard should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted for entities that applied Korean IFRS No.1109 Financial Instruments. The Group is scheduled to apply this standard for annual period beginning on January 1, 2023 and is in review for the impact of this standard on the consolidated financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS No.1101 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of the consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2020, except for the estimates used to determine income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2020, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

Income tax expense for the interim period is measured applying the expected average annual income tax rate for the expected total annual income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk and reputation risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of Internal Capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk and risk of specific sectors.

The Group defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.2 Credit risk management

The Group measures the expected loss and economic capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk economic capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which it has the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for credit loss. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, a credit bureau company’s external information and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting economic capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments other than equity securities, to credit risk without consideration of collateral values as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	24,865,829	~~W~~	22,720,091
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		225,798		100,094
Securities measured at fair value through profit or loss		59,194,359		58,415,100
Loans measured at fair value through profit or loss		244,236		337,983
Financial instruments indexed to the price of gold		108,525		89,965
Derivatives		4,252,908		5,545,385
Loans measured at amortized cost *		402,600,406		377,166,984
Financial investments:
Securities measured at fair value through other comprehensive income		60,205,911		58,456,889
Securities measured at amortized cost *		39,927,849		36,870,229
Loans measured at fair value through other comprehensive income		325,068		293,409
Other financial assets *		19,447,813		14,167,689

		611,398,702		574,163,818

Off-balance sheet items
Acceptances and guarantees contracts		9,162,712		8,548,928
Financial guarantee contracts		6,657,230		4,964,468
Commitments		167,985,775		159,133,983

		183,805,717		172,647,379

	~~W~~	795,204,419	~~W~~	746,811,197

*	After netting of allowance.

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets measured at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.4.1 Credit risk exposure

Credit qualities of loans as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	September 30, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	102,249,011	~~W~~	4,674,450	~~W~~	4,090	~~W~~	—	~~W~~	106,927,551
Grade 2		66,113,866		7,774,938		47,172		—		73,935,976
Grade 3		2,754,956		2,723,195		2,783		—		5,480,934
Grade 4		600,126		961,234		6,975		—		1,568,335
Grade 5		18,634		432,848		2,326,367		—		2,777,849

		171,736,593		16,566,665		2,387,387		—		190,690,645

Retail
Grade 1		171,580,075		4,333,320		6,714		—		175,920,109
Grade 2		8,994,219		4,462,241		42,355		—		13,498,815
Grade 3		2,940,083		1,375,412		11,380		—		4,326,875
Grade 4		225,437		391,176		12,690		—		629,303
Grade 5		24,885		510,994		700,650		—		1,236,529

		183,764,699		11,073,143		773,789		—		195,611,631

Credit card
Grade 1		8,720,556		435,983		—		—		9,156,539
Grade 2		6,200,963		697,282		—		—		6,898,245
Grade 3		1,393,259		1,323,462		—		—		2,716,721
Grade 4		5,716		266,171		—		—		271,887
Grade 5		1,177		106,376		513,990		—		621,543

		16,321,671		2,829,274		513,990		—		19,664,935

		371,822,963		30,469,082		3,675,166		—		405,967,211

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		238,080		—		—		—		238,080
Grade 2		86,988		—		—		—		86,988
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		325,068		—		—		—		325,068

		325,068		—		—		—		325,068

	~~W~~	372,148,031	~~W~~	30,469,082	~~W~~	3,675,166	~~W~~	—	~~W~~	406,292,279

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	93,033,311	~~W~~	4,646,801	~~W~~	7,042	~~W~~	—	~~W~~	97,687,154
Grade 2		61,701,031		7,060,916		7,817		—		68,769,764
Grade 3		2,702,369		2,507,455		3,055		—		5,212,879
Grade 4		611,743		1,085,704		8,562		—		1,706,009
Grade 5		18,792		394,935		2,162,732		—		2,576,459

		158,067,246		15,695,811		2,189,208		—		175,952,265

Retail
Grade 1		163,261,012		3,536,290		6,789		—		166,804,091
Grade 2		8,828,445		4,197,409		34,896		—		13,060,750
Grade 3		2,519,004		1,322,878		9,012		—		3,850,894
Grade 4		225,262		402,881		8,352		—		636,495
Grade 5		39,466		636,361		672,397		—		1,348,224

		174,873,189		10,095,819		731,446		—		185,700,454

Credit card
Grade 1		8,210,540		412,555		—		—		8,623,095
Grade 2		5,831,625		708,405		—		—		6,540,030
Grade 3		1,526,382		1,216,434		—		—		2,742,816
Grade 4		16,978		247,241		—		—		264,219
Grade 5		2,101		118,907		506,462		—		627,470

		15,587,626		2,703,542		506,462		—		18,797,630

		348,528,061		28,495,172		3,427,116		—		380,450,349

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		235,469		—		—		—		235,469
Grade 2		57,940		—		—		—		57,940
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		293,409		—		—		—		293,409

		293,409		—		—		—		293,409

	~~W~~	348,821,470	~~W~~	28,495,172	~~W~~	3,427,116	~~W~~	—	~~W~~	380,743,758

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of September 30, 2021 and December 31, 2020, are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	88,686,977	~~W~~	6,516,908	~~W~~	389,446	~~W~~	95,593,331
Deposits and savings		5,527,510		104,102		78,478		5,710,090
Property and equipment		13,144,776		624,639		322,370		14,091,785
Real estate		178,129,440		13,027,140		2,031,283		193,187,863

	~~W~~	285,488,703	~~W~~	20,272,789	~~W~~	2,821,577	~~W~~	308,583,069

(In millions of Korean won)	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	79,088,720	~~W~~	5,732,814	~~W~~	187,512	~~W~~	85,009,046
Deposits and savings		5,210,681		149,745		67,047		5,427,473
Property and equipment		11,607,675		808,476		120,471		12,536,622
Real estate		170,171,707		12,836,286		1,836,865		184,844,858

	~~W~~	266,078,783	~~W~~	19,527,321	~~W~~	2,211,895	~~W~~	287,817,999

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.5 Credit risk of securities

Credit qualities of securities other than equity securities that are exposed to credit risk as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	September 30, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	38,948,297	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	38,948,297
Grade 2		932,018		—		—		—		932,018
Grade 3		43,473		7,650		—		—		51,123
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		39,923,788		7,650		—		—		39,931,438

Securities measured at fair value through other comprehensive income
Grade 1		55,611,952		—		—		—		55,611,952
Grade 2		4,507,067		—		—		—		4,507,067
Grade 3		45,383		4,001		—		—		49,384
Grade 4		37,508		—		—		—		37,508
Grade 5		—		—		—		—		—

		60,201,910		4,001		—		—		60,205,911

	~~W~~	100,125,698	~~W~~	11,651	~~W~~	—	~~W~~	—	~~W~~	100,137,349

(In millions of Korean won)
	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	36,467,719	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	36,467,719
Grade 2		359,551		—		—		—		359,551
Grade 3		38,847		7,061		—		—		45,908
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		36,866,117		7,061		—		—		36,873,178

Securities measured at fair value through other comprehensive income
Grade 1		54,576,777		—		—		—		54,576,777
Grade 2		3,746,200		—		—		—		3,746,200
Grade 3		126,391		—		—		—		126,391
Grade 4		7,521		—		—		—		7,521
Grade 5		—		—		—		—		—

		58,456,889		—		—		—		58,456,889

	~~W~~	95,323,006	~~W~~	7,061	~~W~~	—	~~W~~	—	~~W~~	95,330,067

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external rating agencies as of September 30, 2021 and December 31, 2020, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	September 30, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	23,250,298	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,250,298
Grade 2		1,206,144		—		—		—		1,206,144
Grade 3		29,020		—		—		—		29,020
Grade 4		373,040		—		—		—		373,040
Grade 5		9,850		—		—		—		9,850

	~~W~~	24,868,352	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	24,868,352

(In millions of Korean won)

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	21,437,207	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	21,437,207
Grade 2		334,371		—		—		—		334,371
Grade 3		445,732		13,099		—		—		458,831
Grade 4		479,142		—		—		—		479,142
Grade 5		13,520		—		283		—		13,803

	~~W~~	22,709,972	~~W~~	13,099	~~W~~	283	~~W~~	—	~~W~~	22,723,354

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of September 30, 2021 and December 31, 2020, is the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	September 30, 2021
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	16,389,331	8.57	~~W~~	(27,599)	~~W~~	16,361,732
Manufacturing		48,713,835	25.47		(474,221)		48,239,614
Service		82,702,868	43.24		(407,621)		82,295,247
Wholesale & Retail		25,934,271	13.56		(231,473)		25,702,798
Construction		5,997,294	3.14		(176,234)		5,821,060
Public sector		1,512,392	0.79		(77,411)		1,434,981
Others		10,009,958	5.23		(313,829)		9,696,129

	~~W~~	191,259,949	100.00	~~W~~	(1,708,388)	~~W~~	189,551,561

(In millions of Korean won)

	December 31, 2020
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	16,044,243	9.09	~~W~~	(20,987)	~~W~~	16,023,256
Manufacturing		45,884,606	25.98		(473,360)		45,411,246
Service		76,001,877	43.04		(385,093)		75,616,784
Wholesale & Retail		23,129,457	13.10		(241,021)		22,888,436
Construction		4,397,814	2.49		(190,819)		4,206,995
Public sector		1,660,370	0.94		(74,839)		1,585,531
Others		9,465,289	5.36		(285,660)		9,179,629

	~~W~~	176,583,656	100.00	~~W~~	(1,671,779)	~~W~~	174,911,877

4.2.7.2 Classifications of retail loans and credit card receivables as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	September 30, 2021
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	92,357,756	42.91	~~W~~	(62,676)	~~W~~	92,295,080
General		103,253,875	47.96		(892,166)		102,361,709
Credit card		19,664,935	9.13		(703,575)		18,961,360

	~~W~~	215,276,566	100.00	~~W~~	(1,658,417)	~~W~~	213,618,149

(In millions of Korean won)

	December 31, 2020
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	87,312,052	42.70	~~W~~	(61,155)	~~W~~	87,250,897
General		98,388,401	48.11		(848,933)		97,539,468
Credit card		18,797,630	9.19		(701,496)		18,096,134

	~~W~~	204,498,083	100.00	~~W~~	(1,611,584)	~~W~~	202,886,499

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities and derivative financial assets by industry as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	24,868,352	100.00	~~W~~	(2,523)	~~W~~	24,865,829

		24,868,352	100.00		(2,523)		24,865,829

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		225,798	100.00		—		225,798

		225,798	100.00		—		225,798

Securities measured at fair value through profit or loss
Government and government funded institutions		15,765,444	26.64		—		15,765,444
Finance and insurance		33,517,636	56.62		—		33,517,636
Others		9,911,279	16.74		—		9,911,279

		59,194,359	100.00		—		59,194,359

Derivative financial assets
Government and government funded institutions		19,016	0.45		—		19,016
Finance and insurance		4,046,229	95.14		—		4,046,229
Others		187,663	4.41		—		187,663

		4,252,908	100.00		—		4,252,908

Securities measured at fair value through other comprehensive income
Government and government funded institutions		28,405,994	47.18		—		28,405,994
Finance and insurance		22,822,588	37.91		—		22,822,588
Others		8,977,329	14.91		—		8,977,329

		60,205,911	100.00		—		60,205,911

Securities measured at amortized cost
Government and government funded institutions		28,859,911	72.28		(36)		28,859,875
Finance and insurance		9,078,311	22.73		(3,010)		9,075,301
Others		1,993,216	4.99		(543)		1,992,673

		39,931,438	100.00		(3,589)		39,927,849

	~~W~~	188,678,766		~~W~~	(6,112)	~~W~~	188,672,654

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities and derivative financial assets by industry as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	22,723,354	100.00	~~W~~	(3,263)	~~W~~	22,720,091

		22,723,354	100.00		(3,263)		22,720,091

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		100,094	100.00		—		100,094

		100,094	100.00		—		100,094

Securities measured at fair value through profit or loss
Government and government funded institutions		16,902,284	28.94		—		16,902,284
Finance and insurance		34,244,398	58.62		—		34,244,398
Others		7,268,418	12.44		—		7,268,418

		58,415,100	100.00		—		58,415,100

Derivative financial assets
Government and government funded institutions		44,670	0.81		—		44,670
Finance and insurance		4,925,535	88.82		—		4,925,535
Others		575,180	10.37		—		575,180

		5,545,385	100.00		—		5,545,385

Securities measured at fair value through other comprehensive income
Government and government funded institutions		26,205,864	44.83		—		26,205,864
Finance and insurance		24,847,602	42.51		—		24,847,602
Others		7,403,423	12.66		—		7,403,423

		58,456,889	100.00		—		58,456,889

Securities measured at amortized cost
Government and government funded institutions		24,018,884	65.14		(30)		24,018,854
Finance and insurance		11,019,911	29.89		(2,475)		11,017,436
Others		1,834,383	4.97		(445)		1,833,938

		36,873,178	100.00		(2,950)		36,870,228

	~~W~~	182,114,000		~~W~~	(6,213)	~~W~~	182,107,787

Due from financial institutions, financial assets at fair value through profit or loss that linked to gold price and derivatives are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies applied to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages cumulative liquidity gaps and liquidity ratio for all transactions and off-balance transactions, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.3.3 Analysis of remaining contractual maturity of financial liabilities (cont’d)

Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge and off-balance sheet items as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	4,352,624	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	4,352,624
Financial liabilities designated at fair value through profit or loss [1]		8,390,291		—		—		—		—		—		8,390,291
Derivatives held for trading [1]		4,122,283		—		—		—		—		—		4,122,283
Derivatives held for hedging [2]		—		4,577		22,353		47,174		27,535		42		101,681
Deposits [3]		201,338,881		15,808,299		34,444,960		108,408,540		12,638,780		2,784,601		375,424,061
Borrowings		8,283,636		19,160,656		4,767,723		11,767,210		11,320,023		1,024,890		56,324,138
Debentures		16,053		5,154,715		7,883,188		19,394,654		33,823,368		7,238,932		73,510,910
Lease liabilities		381		24,928		45,407		157,818		370,905		60,995		660,434
Other financial liabilities		218,599		29,454,681		267,188		833,353		778,224		444,133		31,996,178

	~~W~~	226,722,748	~~W~~	69,607,856	~~W~~	47,430,819	~~W~~	140,608,749	~~W~~	58,958,835	~~W~~	11,553,593	~~W~~	554,882,600

Off-balance sheet items
Commitments [4]	~~W~~	167,985,775	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	167,985,775
Acceptances and guarantees contracts		9,162,712		—		—		—		—		—		9,162,712
Financial guarantee contracts [5]		6,657,230		—		—		—		—		—		6,657,230

	~~W~~	183,805,717	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	183,805,717

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.3.3 Analysis of remaining contractual maturity of financial liabilities (cont’d)

(In millions of Korean won)	December 31, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,025,952	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,025,952
Financial liabilities designated at fair value through profit or loss [1]		9,784,107		—		—		—		—		—		9,784,107
Derivatives held for trading [1]		5,014,072		—		—		—		—		—		5,014,072
Derivatives held for hedging [2]		—		3,123		4,120		62,147		35,198		109		104,697
Deposits [3]		182,111,594		17,207,360		28,485,765		99,879,946		12,133,364		1,664,509		341,482,538
Borrowings		9,333,894		17,730,230		4,923,897		9,617,100		7,616,809		938,374		50,160,304
Debentures		18,105		2,806,105		6,769,859		14,330,686		35,512,544		6,241,226		65,678,525
Lease liabilities		205		22,372		40,376		152,084		332,033		44,882		591,952
Other financial liabilities		217,866		24,153,880		208,745		329,291		748,593		215,447		25,873,822

	~~W~~	208,505,795	~~W~~	61,923,070	~~W~~	40,432,762	~~W~~	124,371,254	~~W~~	56,378,541	~~W~~	9,104,547	~~W~~	500,715,969

Off-balance sheet items
Commitments [4]	~~W~~	159,133,983	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	159,133,983
Acceptances and guarantees contracts		8,548,928		—		—		—		—		—		8,548,928
Financial guarantee contracts [5]		4,964,468		—		—		—		—		—		4,964,468

	~~W~~	172,647,379	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	172,647,379

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rates, stock prices, and exchange rates etc., which arise from securities and derivatives and others. The most significant risks associated with trading positions are interest rate risk and currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position. The above market risks are measured and managed by subsidiaries.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval of the Risk Management Committee of the Group.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The ALM Department and the Risk Management Department regularly measure and monitor interest rate risks and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports to the management independently.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.4.2 Risk management (cont’d)

The Group is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate, including announcements by Inter-Bank Offered Rate (“IBOR”) regulation authority. Regulation authority has made it clear that as of December 31, 2021, they will no longer persuade or force banks to submit IBORs. In response to these announcements, the Group established an IBOR transition program and plan consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and reports matters to the board of directors and to a council with senior management members. The purpose of the program is to understand where exposure to IBOR occurs within the business and prepare and implement an action plan to facilitate the transition to alternative interest rate. The Group aims to complete the transition and alternative plan by the year-end of 2021. In addition, the regulators have selected the Korean government bond/monetary stabilization bond RP rate as the Risk-Free Rate (“RFR”). The Group continues its efforts as a market participant to actively express opinions so that the index interest rate reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks on the Group and minimizing confusion among stakeholders.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risks broadly as all financial and non-financial risks from operating activities that negatively affect capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes and provide timely feedback to management and all employees. Kookmin Bank, a subsidiary, established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Group conducts simulation training for headquarters and IT departments to check the business continuity framework.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs

	Retail banking	Loans, deposit products and other related financial services to individuals and households

	Other banking services	Trading activities in securities and derivatives, funding and other supporting activities

Securities business		Investment banking, brokerage services and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash service, card loan and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment for the nine-month periods ended September 30, 2021 and 2020 and as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)
	2021
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
Operating revenues from external customers	~~W~~	2,573,354	~~W~~	2,138,765	~~W~~	1,239,829	~~W~~	5,951,948	~~W~~	1,366,638	~~W~~	1,048,385	~~W~~	1,324,970	~~W~~	480,368	~~W~~	689,767	~~W~~	—	~~W~~	10,862,076
Intersegment operating revenues (expenses)		51,213		—		214,013		265,226		10,671		(67,913)		(118,981)		(4,776)		74,552		(158,779)		—

		2,624,567		2,138,765		1,453,842		6,217,174		1,377,309		980,472		1,205,989		475,592		764,319		(158,779)		10,862,076

Net interest income		2,800,092		2,580,609		278,725		5,659,426		420,063		465,471		1,032,595		385,162		295,011		(2,374)		8,255,354
Interest income		3,877,175		3,241,388		664,601		7,783,164		610,237		471,294		1,311,200		387,337		595,885		(22,429)		11,136,688
Interest expense		(1,077,083)		(660,779)		(385,876)		(2,123,738)		(190,174)		(5,823)		(278,605)		(2,175)		(300,874)		20,055		(2,881,334)
Net fee and commission income (expenses)		296,619		324,609		268,217		889,445		810,241		(128,276)		398,055		(19,518)		793,566		413		2,743,926
Fee and commission income		399,267		427,715		357,455		1,184,437		940,183		7,615		1,204,024		360		881,395		(226,928)		3,991,086
Fee and commission expense		(102,648)		(103,106)		(89,238)		(294,992)		(129,942)		(135,891)		(805,969)		(19,878)		(87,829)		227,341		(1,247,160)
Net insurance income		—		—		—		—		—		435,490		8,818		22,165		—		(3,631)		462,842
Insurance income		—		—		—		—		—		9,559,997		16,499		2,680,662		—		(23,001)		12,234,157
Insurance expense		—		—		—		—		—		(9,124,507)		(7,681)		(2,658,497)		—		19,370		(11,771,315)
Net gains on financial instruments at fair value through profit or loss		34,452		—		244,959		279,411		131,993		242,972		1,521		111,299		62,177		(126,532)		702,841
Net other operating income (expenses)		(506,596)		(766,453)		661,941		(611,108)		15,012		(35,185)		(235,000)		(23,516)		(386,435)		(26,655)		(1,302,887)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2021
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
General and administrative expenses	~~W~~	(1,242,262)	~~W~~	(1,421,889)	~~W~~	(355,308)	~~W~~	(3,019,459)	~~W~~	(644,020)	~~W~~	(621,543)	~~W~~	(408,520)	~~W~~	(143,527)	~~W~~	(306,297)	~~W~~	85,869	~~W~~	(5,057,497)
Operating income before provision for credit losses		1,382,305		716,876		1,098,534		3,197,715		733,289		358,929		797,469		332,065		458,022		(72,910)		5,804,579
Reversal (provision) of credit losses		(119,404)		(69,304)		(637)		(189,345)		(9,681)		69		(284,765)		2,749		(115,358)		(171)		(596,502)
Net operating income		1,262,901		647,572		1,097,897		3,008,370		723,608		358,998		512,704		334,814		342,664		(73,081)		5,208,077
Share of profit (loss) of associates and joint ventures		—		—		53,748		53,748		18,763		(33)		825		—		1,253		19,218		93,774
Net other non-operating income (expenses)		(8,096)		—		(48,309)		(56,405)		(142)		6,574		(5,499)		2,283		2,986		(15,226)		(65,429)
Segment profit before income tax expense		1,254,805		647,572		1,103,336		3,005,713		742,229		365,539		508,030		337,097		346,903		(69,089)		5,236,422
Income tax expense		(333,241)		(178,082)		(294,815)		(806,138)		(199,011)		(96,096)		(132,656)		(99,577)		(114,804)		10,111		(1,438,171)

Profit for the period	~~W~~	921,564	~~W~~	469,490	~~W~~	808,521	~~W~~	2,199,575	~~W~~	543,218	~~W~~	269,443	~~W~~	375,374	~~W~~	237,520	~~W~~	232,099	~~W~~	(58,978)	~~W~~	3,798,251

Profit attributable to shareholders of the Parent Company		921,326		469,490		809,504		2,200,320		543,287		269,184		374,116		237,520		230,295		(82,307)		3,772,415
Profit (loss) attributable to non-controlling interests		238		—		(983)		(745)		(69)		259		1,258		—		1,804		23,329		25,836
Total assets *		181,021,203		169,270,227		120,423,120		470,714,550		57,203,861		41,097,411		27,021,868		36,416,009		51,090,538		(33,037,697)		650,506,540
Total liabilities *		184,647,809		178,510,796		74,813,751		437,972,356		51,770,750		36,979,630		22,512,705		33,692,318		22,798,003		(2,892,836)		602,832,926

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2020
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
Operating revenues from external customers	~~W~~	2,049,573	~~W~~	2,150,904	~~W~~	1,336,885	~~W~~	5,537,362	~~W~~	1,061,853	~~W~~	888,959	~~W~~	1,136,837	~~W~~	118,378	~~W~~	498,867	~~W~~	—	~~W~~	9,242,256
Intersegment operating revenues (expenses)		125,813		—		133,036		258,849		(11,141)		(26,927)		(141,850)		(9,090)		125,876		(191,365)		4,352

		2,175,386		2,150,904		1,469,921		5,796,211		1,050,712		862,032		994,987		109,288		624,743		(191,365)		9,246,608

Net interest income		2,354,561		2,365,098		273,274		4,992,933		377,075		464,492		938,852		136,846		234,022		(829)		7,143,391
Interest income		3,612,036		3,430,856		803,301		7,846,193		619,873		465,294		1,210,998		136,940		541,137		(19,900)		10,800,535
Interest expense		(1,257,475)		(1,065,758)		(530,027)		(2,853,260)		(242,798)		(802)		(272,146)		(94)		(307,115)		19,071		(3,657,144)
Net fee and commission income (expenses)		273,449		313,663		226,089		813,201		680,127		(127,682)		273,389		(12,004)		558,314		(14,865)		2,170,480
Fee and commission income		356,186		396,208		337,612		1,090,006		776,851		6,398		1,088,474		80		624,562		(246,543)		3,339,828
Fee and commission expense		(82,737)		(82,545)		(111,523)		(276,805)		(96,724)		(134,080)		(815,085)		(12,084)		(66,248)		231,678		(1,169,348)
Net insurance income (expenses)		—		—		—		—		—		359,323		10,150		(81,190)		—		1,364		289,647
Insurance income		—		—		—		—		—		9,089,694		18,478		1,298,726		—		(16,775)		10,390,123
Insurance expense		—		—		—		—		—		(8,730,371)		(8,328)		(1,379,916)		—		18,139		(10,100,476)
Net gains (losses) on financial instruments at fair value through profit or loss		(34,606)		—		275,303		240,697		(27,849)		168,227		5,635		56,417		114,928		(87,265)		470,790
Net other operating income (expenses)		(418,018)		(527,857)		695,255		(250,620)		21,359		(2,328)		(233,039)		9,219		(282,521)		(89,770)		(827,700)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2020
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(1,025,632)	~~W~~	(1,404,089)	~~W~~	(385,529)	~~W~~	(2,815,250)	~~W~~	(588,126)	~~W~~	(623,260)	~~W~~	(349,324)	~~W~~	(82,367)	~~W~~	(276,210)	~~W~~	87,477	~~W~~	(4,647,060)
Operating income before provision for credit losses		1,149,754		746,815		1,084,392		2,980,961		462,586		238,772		645,663		26,921		348,533		(103,888)		4,599,548
Reversal (provision) of credit losses		(113,664)		(207,241)		(12,429)		(333,334)		(23,493)		6,300		(296,834)		564		(107,653)		158		(754,292)
Net operating income		1,036,090		539,574		1,071,963		2,647,627		439,093		245,072		348,829		27,485		240,880		(103,730)		3,845,256
Share of profit (loss) of associates and joint ventures		—		—		(60,443)		(60,443)		1,389		(32)		946		—		2,653		990		(54,497)
Net other non-operating income (expenses)		1,016		—		(9,772)		(8,756)		25,318		11,040		(4,257)		(8)		29,099		122,438		174,874
Segment profit before income tax expense		1,037,106		539,574		1,001,748		2,578,428		465,800		256,080		345,518		27,477		272,632		19,698		3,965,633
Income tax expense		(282,399)		(148,383)		(243,564)		(674,346)		(127,289)		(70,123)		(90,609)		(7,235)		(81,632)		10,624		(1,040,610)
Profit for the period	~~W~~	754,707	~~W~~	391,191	~~W~~	758,184	~~W~~	1,904,082	~~W~~	338,511	~~W~~	185,957	~~W~~	254,909	~~W~~	20,242	~~W~~	191,000	~~W~~	30,322	~~W~~	2,925,023
Profit attributable to shareholders of the Parent Company		754,707		391,191		736,480		1,882,378		338,495		185,952		255,223		20,242		189,402		5,620		2,877,312
Profit (loss) attributable to non-controlling interests		—		—		21,704		21,704		16		5		(314)		—		1,598		24,702		47,711
Total assets *		164,323,181		161,330,053		112,790,880		438,444,114		57,570,654		39,125,869		24,071,645		35,546,572		47,408,052		(31,446,962)		610,719,944
Total liabilities *		167,236,387		176,571,944		64,227,709		408,036,040		52,516,488		35,093,312		19,789,959		32,524,518		21,598,232		(2,240,962)		567,317,587

* Assets and liabilities of the reporting segments are amounts before intersegment transactions and as of December 31, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)
	2021		2020
Banking service	~~W~~	5,951,948	~~W~~	5,537,362
Securities service		1,366,638		1,061,853
Non-life insurance service		1,048,385		888,959
Credit card service		1,324,970		1,136,837
Life insurance service		480,368		118,378
Others		689,767		498,867

	~~W~~	10,862,076	~~W~~	9,242,256

5.2.2 Geographical information

Geographical operating revenues from external customers for the nine-month periods ended September 30, 2021 and 2020, and major non-current assets as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)
	Revenues from external customers				Major non-current assets
	2021		2020		September 30, 2021		December 31, 2020
Domestic	~~W~~	10,175,888	~~W~~	8,808,259	~~W~~	10,071,348	~~W~~	10,603,254
United States		83,089		127,319		46,704		45,353
New Zealand		9,789		5,732		2,085		2,385
China		92,796		87,964		14,480		13,971
Cambodia		298,515		158,946		33,681		32,354
United Kingdom		17,854		8,840		86,546		81,879
Others		184,145		45,196		458,336		51,288
Consolidation adjustments		—		—		517,432		487,742

	~~W~~	10,862,076	~~W~~	9,242,256	~~W~~	11,230,612	~~W~~	11,318,226

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	27,827,815	~~W~~	27,832,673
Financial assets at fair value through profit or loss:		62,075,723		62,075,723
Due from financial institutions		225,798		225,798
Debt securities		59,194,359		59,194,359
Equity securities		2,302,805		2,302,805
Loans		244,236		244,236
Others		108,525		108,525
Derivatives held for trading		4,076,531		4,076,531
Derivatives held for hedging		176,377		176,377
Loans measured at amortized cost		402,600,406		403,345,427
Securities measured at amortized cost		39,927,849		40,015,362
Financial assets at fair value through other comprehensive income:		64,726,447		64,726,447
Debt securities		60,205,911		60,205,911
Equity securities		4,195,468		4,195,468
Loans		325,068		325,068
Other financial assets		19,447,813		19,447,813

	~~W~~	620,858,961	~~W~~	621,696,353

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	4,352,624	~~W~~	4,352,624
Financial liabilities designated at fair value through profit or loss		8,390,291		8,390,291
Derivatives held for trading		4,122,283		4,122,283
Derivatives held for hedging		211,556		211,556
Deposits		357,283,273		357,291,416
Borrowings		52,658,423		52,613,519
Debentures		67,222,248		67,317,231
Other financial liabilities		35,767,643		35,767,643

	~~W~~	530,008,341	~~W~~	530,066,563

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	25,608,842	~~W~~	25,612,273
Financial assets at fair value through profit or loss:		61,035,455		61,035,455
Due from financial institutions		100,094		100,094
Debt securities		58,415,100		58,415,100
Equity securities		2,092,313		2,092,313
Loans		337,983		337,983
Others		89,965		89,965
Derivatives held for trading		5,210,512		5,210,512
Derivatives held for hedging		334,873		334,873
Loans measured at amortized cost		377,166,984		378,791,808
Securities measured at amortized cost		36,870,229		38,026,073
Financial assets at fair value through other comprehensive income:		61,825,197		61,825,197
Debt securities		58,456,889		58,456,889
Equity securities		3,074,899		3,074,899
Loans		293,409		293,409
Other financial assets		14,167,689		14,167,689

	~~W~~	582,219,781	~~W~~	585,003,880

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	2,025,951
Financial liabilities designated at fair value through profit or loss		9,784,107		9,784,107
Derivatives held for trading		5,014,072		5,014,072
Derivatives held for hedging		208,825		208,825
Deposits		338,580,220		338,833,784
Borrowings		49,827,156		50,081,900
Debentures		62,760,687		63,189,132
Other financial liabilities		28,612,287		28,612,287

	~~W~~	496,813,305	~~W~~	497,750,058

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximations of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of financial instruments that are quoted in active markets is determined using the quoted prices. If there is no quoted price, fair value is determined using an external professional valuation institution. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method, deemed suitable considering the characteristics of the financial instruments.

Loans measured at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for over-the-counter (“OTC”) derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), the MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and liabilities	Carrying amounts are reasonable approximations of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the consolidated statement of financial position are appropriate. However, the fair values of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation methods or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2 Fair value hierarchy (cont’d)

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	12,469,736	~~W~~	36,940,565	~~W~~	12,665,422	~~W~~	62,075,723
Due from financial institutions		—		130,406		95,392		225,798
Debt securities		11,346,944		36,020,186		11,827,229		59,194,359
Equity securities		1,014,267		584,078		704,460		2,302,805
Loans		—		205,895		38,341		244,236
Others		108,525		—		—		108,525
Derivatives held for trading		103,054		3,765,600		207,877		4,076,531
Derivatives held for hedging		—		176,377		—		176,377
Financial assets at fair value through other comprehensive income:		24,439,254		38,815,204		1,471,989		64,726,447
Debt securities		21,747,495		38,458,416		—		60,205,911
Equity securities		2,691,759		49,566		1,454,143		4,195,468
Loans		—		307,222		17,846		325,068

	~~W~~	37,012,044	~~W~~	79,697,746	~~W~~	14,345,288	~~W~~	131,055,078

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	4,352,624	~~W~~	—	~~W~~	—	~~W~~	4,352,624
Financial liabilities designated at fair value through profit or loss		16,008		1,235,975		7,138,308		8,390,291
Derivatives held for trading		259,907		3,676,835		185,541		4,122,283
Derivatives held for hedging		—		211,556		—		211,556

	~~W~~	4,628,539	~~W~~	5,124,366	~~W~~	7,323,849	~~W~~	17,076,754

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	14,508,028	~~W~~	35,298,665	~~W~~	11,228,762	~~W~~	61,035,455
Due from financial institutions		—		10,011		90,083		100,094
Debt securities		13,316,819		34,580,168		10,518,113		58,415,100
Equity securities		1,101,244		409,259		581,810		2,092,313
Loans		—		299,227		38,756		337,983
Others		89,965		—		—		89,965
Derivatives held for trading		90,459		4,678,185		441,868		5,210,512
Derivatives held for hedging		—		334,873		—		334,873
Financial assets at fair value through other comprehensive income:		18,731,801		40,645,505		2,447,891		61,825,197
Debt securities		18,147,167		40,309,722		—		58,456,889
Equity securities		584,634		70,357		2,419,908		3,074,899
Loans		—		265,426		27,983		293,409

	~~W~~	33,330,288	~~W~~	80,957,228	~~W~~	14,118,521	~~W~~	128,406,037

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	—	~~W~~	—	~~W~~	2,025,951
Financial liabilities designated at fair value through profit or loss		1,040		581,636		9,201,431		9,784,107
Derivatives held for trading		204,470		4,668,155		141,447		5,014,072
Derivatives held for hedging		—		208,825		—		208,825

	~~W~~	2,231,461	~~W~~	5,458,616	~~W~~	9,342,878	~~W~~	17,032,955

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	36,940,565
Due from financial institutions		130,406	DCF Model, Hull and White Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		36,020,186	DCF Model, Hull and White Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Net Asset Value Method, Binomial Model and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		584,078	DCF Model	Interest rate, Discount rate and others
Loans		205,895	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		3,765,600	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility and others
Derivatives held for hedging		176,377	DCF Model	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate and others
Financial assets at fair value through other comprehensive income:		38,815,204
Debt securities		38,458,416	DCF Model, Market Value Approach, Option Model	Underlying asset Index, Interest rate, Discount rate and others
Equity securities		49,566	DCF Model	Discount rate
Loans		307,222	DCF Model	Discount rate

	~~W~~	79,697,746

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,235,975	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		3,676,835	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility and others
Derivatives held for hedging		211,556	DCF Model	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate and others

	~~W~~	5,124,366

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	35,298,665
Due from financial institutions		10,011	DCF Model	Projected cash flow, Discount rate
Debt securities		34,580,168	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		409,259	DCF Model	Interest rate, Discount rate and others
Loans		299,227	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		4,678,185	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		334,873	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others
Financial assets at fair value through other comprehensive income:		40,645,505
Debt securities		40,309,722	DCF Model, Market Value Approach	Discount rate, Volatility and others
Equity securities		70,357	DCF Model	Interest rate, Discount rate and others
Loans		265,426	DCF Model	Discount rate, Volatility and others

	~~W~~	80,957,228

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	581,636	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Derivatives held for trading		4,668,155	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		208,825	DCF Model, Closed Form, FDM and others	Discount rate, Foreign exchange rate and others

	~~W~~	5,458,616

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,476,635	~~W~~	22,368,100	~~W~~	1,987,938	~~W~~	27,832,673
Loans measured at amortized cost		—		257,987		403,087,440		403,345,427
Securities measured at amortized cost[2]		18,138,450		21,873,795		3,117		40,015,362
Other financial assets[2]		—		—		19,447,813		19,447,813

	~~W~~	21,615,085	~~W~~	44,499,882	~~W~~	424,526,308	~~W~~	490,641,275

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	196,716,119	~~W~~	160,575,297	~~W~~	357,291,416
Borrowings[3]		—		2,871,257		49,742,262		52,613,519
Debentures		—		60,801,679		6,515,552		67,317,231
Other financial liabilities[2]		—		—		35,767,643		35,767,643

	~~W~~	—	~~W~~	260,389,055	~~W~~	252,600,754	~~W~~	512,989,809

(In millions of Korean won)	December 31, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,362,096	~~W~~	19,573,075	~~W~~	2,677,102	~~W~~	25,612,273
Loans measured at amortized cost		—		271,241		378,520,567		378,791,808
Securities measured at amortized cost		19,438,941		18,584,264		2,868		38,026,073
Other financial assets[2]		—		—		14,167,689		14,167,689

	~~W~~	22,801,037	~~W~~	38,428,580	~~W~~	395,368,226	~~W~~	456,597,843

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	181,472,846	~~W~~	157,360,938	~~W~~	338,833,784
Borrowings[3]		—		1,149,734		48,932,166		50,081,900
Debentures		—		57,916,235		5,272,897		63,189,132
Other financial liabilities[2]		—		—		28,612,287		28,612,287

	~~W~~	—	~~W~~	240,538,815	~~W~~	240,178,288	~~W~~	480,717,103

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]

Borrowings of ~~W~~ 300 million and ~~W~~ 292 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of September 30, 2021 and December 31, 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	257,987	DCF Model	Discount rate
Securities measured at amortized cost		21,873,795	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	22,131,782

Financial liabilities
Borrowings	~~W~~	2,870,957	DCF Model	Discount rate
Debentures		60,801,679	DCF Model	Discount rate

	~~W~~	63,672,636

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	271,241	DCF Model	Discount rate
Securities measured at amortized cost		18,584,264	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	18,855,505

Financial liabilities
Borrowings	~~W~~	1,149,442	DCF Model	Discount rate
Debentures		57,916,235	DCF Model	Discount rate

	~~W~~	59,065,677

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3 and, whose fair value is disclosed and as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,987,938	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		403,087,440	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	405,075,378

Financial liabilities
Deposits	~~W~~	160,575,297	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		49,742,262	DCF Model	Other spread, Interest rate
Debentures		6,515,552	DCF Model	Other spread, Interest rate

	~~W~~	216,833,111

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,677,102	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		378,520,567	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate
Securities measured at amortized cost		2,868	DCF Model	Interest rate

	~~W~~	381,200,537

Financial liabilities
Deposits	~~W~~	157,360,938	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		48,932,166	DCF Model	Other spread, Interest rate
Debentures		5,272,897	DCF Model	Other spread, Interest rate

	~~W~~	211,566,001

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)

	2021
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	90,083	~~W~~	11,099,923	~~W~~	38,756	~~W~~	2,419,908	~~W~~	27,983	~~W~~	(9,201,431)	~~W~~	300,420
Total gains or losses:
Profit or loss		305		327,067		(415)		—		—		83,149		(130,579)
Other comprehensive income (loss)		5,004		169,075		—		(57,263)		63		(17,998)		—
Purchases		—		3,242,515		—		49,675		—		—		1,543
Sales		—		(1,993,933)		—		(5,728)		(10,200)		—		(120,719)
Issues		—		—		—		—		—		(5,977,969)		(28,047)
Settlements		—		—		—		—		—		7,975,941		—
Transfers into Level 3*		—		4,122		—		—		—		—		(282)
Transfers out of Level 3*		—		(317,080)		—		(952,449)		—		—		—

Ending	~~W~~	95,392	~~W~~	12,531,689	~~W~~	38,341	~~W~~	1,454,143	~~W~~	17,846	~~W~~	(7,138,308)	~~W~~	22,336

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)

	2020
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	51,125	~~W~~	10,656,042	~~W~~	188,133	~~W~~	1,482,398	~~W~~	—	~~W~~	(11,222,032)	~~W~~	309,966
Total gains or losses:
Profit or loss		(2,113)		(351,645)		976		—		—		(93,172)		139,562
Other comprehensive income (loss)		(7,585)		24,504		—		65,584		(13)		(12,728)		146
Purchases		135,227		2,744,142		—		58,743		40,000		—		1,333
Sales		(86,556)		(1,830,415)		(148,005)		(350)		(5,700)		—		(263,099)
Issues		—		—		—		—		—		(6,316,867)		(31,151)
Settlements		—		—		—		—		—		7,448,760		90
Transfers into Level 3*		—		525		—		—		—		—		178
Transfers out of Level 3*		—		(73,888)		—		—		—		—		(13,830)

Ending	~~W~~	90,098	~~W~~	11,169,265	~~W~~	41,104	~~W~~	1,606,375	~~W~~	34,287	~~W~~	(10,196,039)	~~W~~	143,195

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.2.2 In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021						2020
	Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains (losses) on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	202,367	~~W~~	77,160	~~W~~	—	~~W~~	(326,380)	~~W~~	19,988	~~W~~	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period		116,178		86,817		—		13,185		15,432		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	95,392	MonteCarlo Simulation, Hull and White Model	Volatility of underlying asset	15.04 ~ 33.83	The higher the volatility of the underlying asset, the higher the fair value fluctuation
Debt securities		11,827,229

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach and others

				Growth rate	1.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Volatility	13.50 ~ 88.35	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.00 ~ 11.53	The lower the discount rate, the higher the fair value
				Stock price	-99.87 ~ 99.87	The higher the stock price, the higher the fair value
				Correlation coefficient between underlying assets	19.55 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Volatility of real estate price	-1.00 ~ 1.00	The higher the price of real estate, the higher the fair value
Equity securities		704,460

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model and others

				Growth rate	0.50 ~ 1.50	The higher the growth rate, the higher the fair value
				Discount rate	7.27 ~ 18.45	The lower the discount rate, the higher the fair value
Loans		38,341	DCF Model	Discount rate	7.90	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	September 30, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	189,644	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	15.00 ~ 77.00	The higher the volatility, the higher the fair value fluctuation
				Stock price	-61.11 ~ 61.11	The higher the stock price, the higher the fair value
Currency and interest rate and others		18,233	DCF Model, Hull and White Model	Volatility	3.00 ~ 55.00	The higher the volatility, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,454,143	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Hull and White Model and others	Growth rate	1.00	The higher the growth rate, the higher the fair value
				Discount rate	8.67 ~ 13.31	The lower the discount rate, the higher the fair value
				Volatility	26.23 ~ 31.65	The higher the volatility, the higher the fair value fluctuation
Loans		17,846	Income Approach	Discount rate	2.52 ~ 4.52	The lower the discount rate, the higher the fair value

	~~W~~	14,345,288

Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	7,138,308	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of underlying asset	1.00 ~ 77.00	The higher the volatility, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		185,159	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	4.00 ~ 67.00	The higher the volatility, the higher the fair value fluctuation
Others		382	DCF Model	Discount rate	1.34 ~ 2.64	The higher the discount rate, the lower the fair value

	~~W~~	7,323,849

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	90,083	MonteCarlo Simulation	Volatility of underlying asset	19.40 ~ 36.76	The higher the volatility of the underlying asset, the higher the fair value fluctuation
				Correlation coefficient	12.27	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		10,518,113	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income Approach, Market Value Approach and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Volatility	8.00 ~ 179.75	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 21.37	The lower the discount rate, the higher the fair value
				Recovery rate	40	The higher the recovery rate, the higher the fair value
				Correlation coefficient between underlying assets	-61.12 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Volatility of real estate price	0.00	The higher the price of real estate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Equity securities	~~W~~	581,810

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model and others

				Growth rate	0.00 ~ 1.10	The higher the growth rate, the higher the fair value
				Discount rate	0.60 ~ 18.67	The lower the discount rate, the higher the fair value
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
Loans		38,756	Binomial Model, DCF Model	Volatility of stock price	0.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	7.86	The lower the discount rate, the higher the fair value
Derivatives held for trading:
Stock and index		382,337	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	20.00 ~ 72.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 89.01	The higher the correlation coefficient, the higher the fair value fluctuation
Currency and interest rate and others		59,531	DCF Model, Hull and White Model	Volatility	0.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-50.48 ~ 90.95	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		2,419,908

Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Option Model, Net Asset Value Method, Market Value Approach, Hull and White Model and others

				Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	7.60 ~ 19.67	The lower the discount rate, the higher the fair value
				Volatility	22.11 ~ 24.16	The higher the volatility, the higher the fair value fluctuation
Loans		27,983	DCF Model	Discount rate	2.21 ~ 4.21	The lower the discount rate, the higher the fair value

	~~W~~	14,118,521

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	9,201,431	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of underlying asset	1.00 ~ 72.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 90.95	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		60,291	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	20.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 90.95	The higher the correlation coefficient, the higher the fair value fluctuation
Others		81,156	MonteCarlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	21.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.15 ~ 1.29	The higher the discount rate, the lower the fair value
				Correlation coefficient between underlying assets	-50.48 ~ 90.95	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

	~~W~~	9,342,878

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If the overlay approach is applied in accordance with Korean IFRS No.1104, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

Results of the sensitivity analysis of changes in unobservable inputs as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021
	Profit or loss				Other comprehensive income (loss)
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	436	~~W~~	(563)
Debt securities [4]		15,786		(17,819)		1,596		(1,590)
Equity securities [3]		26,905		(24,762)		859		(669)
Loans [5]		3,194		(2,855)		—		—
Derivatives held for trading [2]		10,088		(9,640)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		155,844		(106,499)
Loans [6]		—		—		214		(209)

	~~W~~	55,973	~~W~~	(55,076)	~~W~~	158,949	~~W~~	(109,530)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	65,114	~~W~~	(73,842)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		39,399		(35,398)		—		—

	~~W~~	104,513	~~W~~	(109,240)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2020
	Profit or loss				Other comprehensive income (loss)
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	2	~~W~~	(2)	~~W~~	199	~~W~~	(222)
Debt securities [4]		35,790		(12,826)		2,123		(2,122)
Equity securities [3]		16,125		(8,275)		973		(744)
Loans [5]		3,316		(2,952)		—		—
Derivatives held for trading [2]		22,783		(25,013)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		120,652		(73,434)
Loans [6]		—		—		534		(518)

	~~W~~	78,016	~~W~~	(49,068)	~~W~~	124,481	~~W~~	(77,040)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	46,859	~~W~~	(42,995)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		7,255		(7,139)		—		—

	~~W~~	54,114	~~W~~	(50,134)	~~W~~	—	~~W~~	—

1

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation coefficient between underlying assets by ± 10%.

2

For derivatives financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, volatility of interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%.

3

For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0%~1%) and discount rate (-1%~1%) or between liquidation value (-1%~1%) and discount rate (-1%~1%).

4

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. But only for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting correlation between discount rate of rent cash flow (-1%~1%) and volatility of real estate price (-1%~1%).

5	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price, volatility of stock price (-10%~10%), discount rate (-1%~1%).

6

For loans measured at fair value through other comprehensive income, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, volatility of the underlying asset 1%, growth rate 10%.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.2.4 Day one gains or losses

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred day one gains or losses for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Balance at the beginning of the period	~~W~~	61,393	~~W~~	45,767
New transactions		120,034		133,021
Changes during the period		(135,773)		(80,814)

Balance at the end of the period	~~W~~	45,654	~~W~~	97,974

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	September 30, 2021
	Financial instruments at fair value through profit or loss						Financial instruments at amortized cost		Derivatives held for hedging		Total
			Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,827,815	~~W~~	—	~~W~~	27,827,815
Financial assets at fair value through profit or loss		62,075,723		—		—		—		—		62,075,723
Derivative financial assets		4,076,531		—		—		—		176,377		4,252,908
Loans measured at amortized cost		—		—		—		402,600,406		—		402,600,406
Financial investments		—		60,530,978		4,195,469		39,927,849		—		104,654,296
Other financial assets		—		—		—		19,447,813		—		19,447,813

	~~W~~	66,152,254	~~W~~	60,530,978	~~W~~	4,195,469	~~W~~	489,803,883	~~W~~	176,377	~~W~~	620,858,961

(In millions of Korean won)

	September 30, 2021
	Financial instruments at fair value through profit or loss				Financial instruments at amortized cost		Derivatives held for hedging		Total
			Financial instruments designated at fair value through profit or loss
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	4,352,624	~~W~~	8,390,291	~~W~~	—	~~W~~	—	~~W~~	12,742,915
Derivative financial liabilities		4,122,283		—		—		211,556		4,333,839
Deposits		—		—		357,283,273		—		357,283,273
Borrowings		—		—		52,658,423		—		52,658,423
Debentures		—		—		67,222,248		—		67,222,248
Other financial liabilities		—		—		35,767,643		—		35,767,643

	~~W~~	8,474,907	~~W~~	8,390,291	~~W~~	512,931,587	~~W~~	211,556	~~W~~	530,008,341

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.3 Carrying Amounts of Financial Instruments by Category (cont’d)

(In millions of Korean won)

	December 31, 2020
	Financial instruments at fair value through profit or loss						Financial instruments at amortized cost		Derivatives held for hedging		Total
			Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	25,608,842	~~W~~	—	~~W~~	25,608,842
Financial assets at fair value through profit or loss		61,035,455		—		—		—		—		61,035,455
Derivative financial assets		5,210,512		—		—		—		334,873		5,545,385
Loans measured at amortized cost		—		—		—		377,166,984		—		377,166,984
Financial investments		—		58,750,298		3,074,899		36,870,229		—		98,695,426
Other financial assets		—		—		—		14,167,689		—		14,167,689

	~~W~~	66,245,967	~~W~~	58,750,298	~~W~~	3,074,899	~~W~~	453,813,744	~~W~~	334,873	~~W~~	582,219,781

(In millions of Korean won)

	December 31, 2020
	Financial instruments at fair value through profit or loss				Financial instruments at amortized cost		Derivatives held for hedging		Total
			Financial instruments designated at fair value through profit or loss
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,025,951	~~W~~	9,784,107	~~W~~	—	~~W~~	—	~~W~~	11,810,058
Derivative financial liabilities		5,014,072		—		—		208,825		5,222,897
Deposits		—		—		338,580,220		—		338,580,220
Borrowings		—		—		49,827,156		—		49,827,156
Debentures		—		—		62,760,687		—		62,760,687
Other financial liabilities		—		—		28,612,288		—		28,612,288

	~~W~~	7,040,023	~~W~~	9,784,107	~~W~~	479,780,351	~~W~~	208,825	~~W~~	496,813,306

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of September 30, 2021		September 30, 2021		December 31, 2020
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea		0.00	~~W~~	12,458,423	~~W~~11,242,803
	Due from banking institutions	Hana Bank and others		0.00 ~ 3.00		3,156,084	3,692,044
	Due from others	Korea Securities Finance Corporation and others		0.00 ~ 1.00		1,287,016	753,581

						16,901,523	15,688,428

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	The Bank of Korea and others		0.00 ~ 3.66		5,365,233	4,215,918
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. and others		0.00 ~ 6.50		517,766	739,637
	Due from others	Societe Generale (Paris) and others		0.00 ~2.40		2,083,830	2,079,371

						7,966,829	7,034,926

					~~W~~	24,868,352	~~W~~22,723,354

* Before netting of allowance 7.2 Details of restricted due from financial institutions as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		Financial institutions	September 30, 2021		December 31, 2020		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea		~~W~~12,458,423	~~W~~	11,242,803	Bank of Korea Act
	Due from banking institutions	Shinhan Bank and others		715,912		772,986	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others		994,320		545,457	Derivatives margin account and others

				14,168,655		12,561,246

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	Bank of Indonesia and others		2,068,978		1,097,729	Indonesian law and others
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. and others		50,623		46,428	Bank Act of the State of New York and others
	Due from others	Societe Generale (Paris) and others		1,696,597		1,597,960	Derivatives margin account and others

				3,816,198		2,742,117

			~~W~~	17,984,853	~~W~~	15,303,363

* Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

7.3 Changes in allowances for credit losses of due from financial institutions for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,947	~~W~~	34	~~W~~	282
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Reversal of credit losses		(514)		(3)		(282)
Others		57		2		—

Ending	~~W~~	2,490	~~W~~	33	~~W~~	—

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	3,164	~~W~~	1,188	~~W~~	360
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Reversal of credit losses		(437)		(1,156)		—
Business combination		154		—		—
Others		60		(6)		(74)

Ending	~~W~~	2,941	~~W~~	26	~~W~~	286

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks

•	Stock price index options linked with the KOSPI index

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

8. Derivative Financial Instruments and Hedge Accounting (cont’d)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards and others to hedge the risk of changes in fair values due to the changes in interest rate and foreign exchange rates of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost and others. In addition, the Group applies net investment in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

8.1 Details of derivative financial instruments held for trading as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	September 30, 2021						December 31, 2020
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	3,433,906	~~W~~	115,011	~~W~~	117,414	~~W~~	1,824,000	~~W~~	50,580	~~W~~	107,218
Futures*		8,202,696		4,779		283		4,540,235		43		1,834
Swaps		315,916,871		370,901		439,734		300,105,350		631,917		682,401
Options		13,307,000		171,053		193,643		14,779,000		248,437		302,134

		340,860,473		661,744		751,074		321,248,585		930,977		1,093,587

Currency
Forwards		100,143,894		1,881,417		1,443,801		78,255,991		1,712,560		1,986,239
Futures*		412,870		1,776		22		376,281		158		695
Swaps		62,055,175		1,075,705		1,378,269		49,756,478		1,897,636		1,349,919
Options		2,310,295		13,809		17,366		2,377,775		33,421		28,012

		164,922,234		2,972,707		2,839,458		130,766,525		3,643,775		3,364,865

Stock and index
Futures*		1,865,020		20,321		7,376		1,027,347		20,061		2,246
Swaps		4,580,651		269,209		127,647		5,434,057		423,297		123,242
Options		6,318,538		108,524		282,924		6,482,510		135,805		275,282

		12,764,209		398,054		417,947		12,943,914		579,163		400,770

Credit
Swaps		2,948,694		21,068		8,821		3,015,782		19,395		9,700

		2,948,694		21,068		8,821		3,015,782		19,395		9,700

Commodity
Futures*		43,874		217		500		11,609		151		81
Swaps		—		—		—		13,923		268		991

		43,874		217		500		25,532		419		1,072

Others		1,689,621		22,741		104,483		1,476,310		36,783		144,076

	~~W~~	523,229,105	~~W~~	4,076,531	~~W~~	4,122,283	~~W~~	469,476,648	~~W~~	5,210,512	~~W~~	5,014,070

*	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

	September 30, 2021
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	3,066,972	~~W~~	1,860,062	~~W~~	767,221	~~W~~	2,144,339	~~W~~	1,646,907	~~W~~	2,502,499	~~W~~	11,988,000
Average price condition (%)		0.69		0.99		1.02		1.07		0.84		1.19		0.99
Average price condition (USD/KRW)		1,129.83		1,131.23		1,157.45		—		—		—		1,132.04
Average price condition (EUR/KRW)		1,362.88		1,363.95		—		—		1,457.30		—		1,387.82
Average price condition (AUD/KRW)		851.46		—		—		—		—		—		851.46
Average price condition (GBP/KRW)		1,499.34		1,556.43		—		1,620.05		—		—		1,557.34
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	3,274,489	~~W~~	1,271,193	~~W~~	940,686	~~W~~	279,376	~~W~~	880,659	~~W~~	250,000	~~W~~	6,896,403
Average price condition (%)		0.93		1.72		2.25		1.63		1.60		—		1.29
Average price condition (USD/KRW)		1,160.01		1,166.20		1,172.71		1,156.04		1,127.52		—		1,151.98
Average price condition (EUR/KRW)		1,305.87		1,321.00		1,364.00		1,374.73		—		—		1,336.09
Average price condition (AUD/KRW)		—		—		856.40		851.50		—		—		853.40
Average price condition (SGD/KRW)		—		—		866.14		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	91,440	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	91,440
Average price condition (USD/KRW)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (GBP/KRW)		1,465.26		—		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2020
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,266,994	~~W~~	1,083,877	~~W~~	512,608	~~W~~	620,788	~~W~~	1,462,964	~~W~~	2,442,692	~~W~~	11,389,923
Average price condition (%)		0.76		0.81		1.00		1.07		1.21		1.14		0.97
Average price condition (USD/KRW)		1,160.33		1,115.45		1,151.50		—		—		—		1,157.28
Average price condition (EUR/KRW)		1,353.28		—		1,366.30		—		—		—		1,353.36
Average price condition (AUD/KRW)		835.43		—		—		—		—		—		835.43
Average price condition (GBP/KRW)		1,546.54		—		—		—		—		—		1,546.54
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,568,922	~~W~~	1,767,357	~~W~~	1,277,053	~~W~~	166,643	~~W~~	509,940	~~W~~	100,000	~~W~~	6,389,915
Average price condition (%)		0.83		1.66		2.48		2.00		1.63		1.67		1.36
Average price condition (USD/KRW)		1,113.33		1,160.46		1,181.36		1,128.30		1,142.05		—		1,152.37
Average price condition (EUR/KRW)		1,306.76		1,312.75		1,321.00		—		1,340.64		—		1,312.93
Average price condition (AUD/KRW)		837.00		—		—		—		—		—		837.00
Average price condition (SGD/KRW)		831.49		—		866.14		—		—		—		858.33
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	217,274	~~W~~	26,683	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	243,957
Average price condition (USD/KRW)		1,111.45		—		—		—		—		—		1,111.45
Average price condition (GBP/KRW)		—		1,465.26		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of September 30, 2021 and December 31, 2020 and changes in fair value for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)		September 30, 2021								2021
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	2,306,904	~~W~~	—	~~W~~	(27,919)	~~W~~	—	~~W~~	(28,717)
	Debt securities in foreign currencies		3,127,179		—		15,254		—		(46,649)
	Deposits in foreign currencies		—		94,478		—		(314)		2,217
	Debentures in Korean won		—		3,110,620		—		(89,380)		79,416
	Debentures in foreign currencies		—		1,522,450		—		41,325		39,440

			5,434,083		4,727,548		(12,665)		(48,369)		45,707

Currency	Debt securities in foreign currencies		2,513,542		—		116,738		—		173,690

			2,513,542		—		116,738		—		173,690

		~~W~~	7,947,625	~~W~~	4,727,548	~~W~~	104,073	~~W~~	(48,369)	~~W~~	219,397

(In millions of Korean won)		December 31, 2020								2020
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,001,957	~~W~~	—	~~W~~	5,888	~~W~~	—	~~W~~	5,608
	Debt securities in foreign currencies		2,712,980		—		62,922		—		59,976
	Deposits in foreign currencies		—		121,768		—		2,088		(9,730)
	Debentures in Korean won		—		3,623,161		—		(6,839)		(10,438)
	Debentures in foreign currencies		—		1,985,333		—		81,333		(58,486)

			3,714,937		5,730,262		68,810		76,582		(13,070)

Currency	Debt securities in foreign currencies		2,669,410		—		310,745		—		63,379

			2,669,410		—		310,745		—		63,379

		~~W~~	6,384,347	~~W~~	5,730,262	~~W~~	379,555	~~W~~	76,582	~~W~~	50,309

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.3.2 Details of derivative instruments designated as fair value hedge as of September 30, 2021 and December 31, 2020 and changes in fair value for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)

	September 30, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	10,162,768	~~W~~	121,858	~~W~~	38,124	~~W~~	(59,601)
Currency
Forwards		1,825,232		1,309		82,482		(182,923)

	~~W~~	11,988,000	~~W~~	123,167	~~W~~	120,606	~~W~~	(242,524)

(In millions of Korean won)

	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	9,217,731	~~W~~	158,914	~~W~~	51,842	~~W~~	25,721
Currency
Forwards		2,172,192		128,038		2,616		(56,354)

	~~W~~	11,389,923	~~W~~	286,952	~~W~~	54,458	~~W~~	(30,633)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss from derivatives for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
	2021		2020
Hedge accounting
Interest rate	~~W~~	(13,894)	~~W~~	12,651
Currency		(9,233)		7,025

	~~W~~	(23,127)	~~W~~	19,676

8.3.4 Gains or losses from fair value hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Losses on hedging instruments	~~W~~	(226,497)	~~W~~	(17,360)
Gains on the hedged items attributable to the hedged risk		210,687		38,454

	~~W~~	(15,810)	~~W~~	21,094

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of September 30, 2021 and December 31, 2020 and changes in fair value for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	Cash flow hedge reserve				Changes in fair value
	September 30, 2021		December 31, 2020		2021		2020
Hedge accounting
Interest rate risk	~~W~~	56	~~W~~	(22,439)	~~W~~	(30,867)	~~W~~	26,479
Foreign currency change risk		(15,766)		(6,158)		24,813		44,537

	~~W~~	(15,710)	~~W~~	(28,597)	~~W~~	(6,054)	~~W~~	71,016

8.4.2 Details of derivative instruments designated as cash flow hedge as of September 30, 2021 and December 31, 2020 and changes in fair value for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)

	September 30, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	3,870,370	~~W~~	10,890	~~W~~	13,478	~~W~~	29,487
Currency
Swaps		3,026,033		42,320		69,169		50,666

	~~W~~	6,896,403	~~W~~	53,210	~~W~~	82,647	~~W~~	80,153

(In millions of Korean won)

	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	3,532,480	~~W~~	1,286	~~W~~	37,120	~~W~~	(26,483)
Currency
Swaps		2,857,435		40,835		116,124		(49,379)

	~~W~~	6,389,915	~~W~~	42,121	~~W~~	153,244	~~W~~	(75,862)

8.4.3 Gains or losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Gains (losses) on hedging instruments:	~~W~~	80,153	~~W~~	(75,862)
Effective portion of gains (losses) on cash flow hedging instruments (amount recognized in other comprehensive income or loss)		78,952		(71,870)
Ineffective portion of gains (losses) on cash flow hedging instruments (amount recognized in profit or loss)		1,201		(3,992)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Other comprehensive income (loss)	~~W~~	78,952	~~W~~	(71,870)
Reclassification to profit or loss		(46,005)		34,687
Income tax effect		(20,060)		10,197

	~~W~~	12,887	~~W~~	(26,986)

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of September 30, 2021 and December 31, 2020 and changes in fair value for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)

	Foreign currency translation reserve			Changes in fair value
	September 30, 2021	December 31, 2020		2021		2020
Hedge accounting
Currency (foreign currency exchange risk)	~~W~~ (30,875)	~~W~~	22,278	~~W~~	82,185	~~W~~	(21,304)

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of September 30, 2021 and December 31, 2020 and changes in fair value for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)

	September 30, 2021						2021
Currency	Notional Amount		Assets		Liabilities		Changes in fair value
Forwards	~~W~~	91,440	~~W~~	—	~~W~~	8,303	~~W~~	(7,184)
Debentures in foreign currencies		917,113		—		917,113		(75,001)

	~~W~~	1,008,553	~~W~~	—	~~W~~	925,416	~~W~~	(82,185)

(In millions of Korean won)

	December 31, 2020						2020
Currency	Notional amount		Assets		Liabilities		Changes in fair value
Forwards	~~W~~	243,957	~~W~~	5,800	~~W~~	1,125	~~W~~	(3,128)
Debentures in foreign currencies		842,112		—		842,112		24,432

	~~W~~	1,086,069	~~W~~	5,800	~~W~~	843,237	~~W~~	21,304

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Debentures in foreign currencies	~~W~~	918,535	~~W~~	852,570

8.5.4 Gains or losses from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Gains (losses) on hedging instruments:	~~W~~	(82,185)	~~W~~	21,304
Effective portion of gains (losses) on hedge of net investments in foreign operations (amount recognized in other comprehensive income or loss)		(82,185)		21,304
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (amount recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on hedging instruments recognized in other comprehensive income (loss) for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Other comprehensive income (loss)	~~W~~	(82,185)	~~W~~	21,304
Reclassification to profit or loss		5,195		—
Income tax effect		23,838		(5,175)

	~~W~~	(53,152)	~~W~~	16,129

8.6 Interest Rate Benchmark Reform

The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions starting from July 2023 for specific term rate (1M, 3M, 6M, 12M) and in the long-term, Risk-Free Rate (“RFR”) would substitute the KRW CD rate in an emergency. In this hedging relationship, within the corresponding hedging relationship of related interest rate benchmark (CD#3M, USD#LIBOR#3M, USD#LIBOR#6M), the Group assumed that the spread to be changed on a SOFR basis would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

9. Loans Measured at Amortized Cost

9.1 Details of loans as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Loans measured at amortized cost	~~W~~	405,263,935	~~W~~	379,734,020
Deferred loan origination fees and costs		703,276		716,327
Less: Allowances for credit losses		(3,366,805)		(3,283,363)

	~~W~~	402,600,406	~~W~~	377,166,984

9.2 Details of loans to banks as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Loans measured at amortized cost	~~W~~	5,329,648	~~W~~	5,577,728
Less: Allowances for credit losses		(405)		(682)

	~~W~~	5,329,243	~~W~~	5,577,046

9.3 Details of loan types and customer types of loans to customers other than banks as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	184,688,315	~~W~~	154,512,865	~~W~~	—	~~W~~	339,201,180
Loans in foreign currencies		3,775,670		19,886,456		—		23,662,126
Domestic import usance bills		—		2,967,807		—		2,967,807
Off-shore funding loans		—		1,176,798		—		1,176,798
Call loans		—		517,314		—		517,314
Bills bought in Korean won		—		1,379		—		1,379
Bills bought in foreign currencies		—		2,400,402		—		2,400,402
Guarantee payments under acceptances and guarantees		8		1,526		—		1,534
Credit card receivables in Korean won		—		—		19,604,919		19,604,919
Credit card receivables in foreign currencies		—		—		60,016		60,016
Bonds purchased under repurchase agreements		—		2,644,884		—		2,644,884
Privately placed bonds		—		786,554		—		786,554
Factored receivables		114		1,187		—		1,301
Lease receivables		859,508		412,495		—		1,272,003
Loans for installment credit		6,288,016		51,330		—		6,339,346

		195,611,631		185,360,997		19,664,935		400,637,563

Proportion (%)		48.82		46.27		4.91		100.00
Less: Allowances for credit losses		(954,842)		(1,707,983)		(703,575)		(3,366,400)

	~~W~~	194,656,789	~~W~~	183,653,014	~~W~~	18,961,360	~~W~~	397,271,163

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

9.3 Details of loan types and customer types of loans to customers other than banks as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2020
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	175,062,187	~~W~~	142,812,751	~~W~~	—	~~W~~	317,874,938
Loans in foreign currencies		3,092,630		16,159,722		—		19,252,352
Domestic import usance bills		—		2,152,059		—		2,152,059
Off-shore funding loans		—		1,203,737		—		1,203,737
Call loans		—		1,582,251		—		1,582,251
Bills bought in Korean won		—		1,620		—		1,620
Bills bought in foreign currencies		—		1,739,262		—		1,739,262
Guarantee payments under acceptances and guarantees		10		8,011		—		8,021
Credit card receivables in Korean won		—		—		18,734,560		18,734,560
Credit card receivables in foreign currencies		—		—		63,071		63,071
Bonds purchased under repurchase agreements		—		3,175,080		—		3,175,080
Privately placed bonds		—		1,154,162		—		1,154,162
Factored receivables		104		3		—		107
Lease receivables		1,105,001		335,582		—		1,440,583
Loans for installment credit		6,440,521		50,295		—		6,490,816

		185,700,453		170,374,535		18,797,631		374,872,619

Proportion (%)		49.54		45.45		5.01		100.00
Less: Allowances for credit losses		(910,088)		(1,671,098)		(701,495)		(3,282,681)

	~~W~~	184,790,365	~~W~~	168,703,437	~~W~~	18,096,136	~~W~~	371,589,938

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	403,805	~~W~~	240,578	~~W~~	265,705	~~W~~	368,782	~~W~~	410,937	~~W~~	892,061	~~W~~	205,157	~~W~~	234,219	~~W~~	262,119
Transfer between stages:
Transfer to 12-month expected credit losses		103,477		(97,385)		(6,092)		123,515		(63,246)		(60,269)		41,356		(39,823)		(1,533)
Transfer to lifetime expected credit losses		(76,353)		92,652		(16,299)		(57,887)		83,364		(25,477)		(25,430)		26,786		(1,356)
Impairment		(6,130)		(49,633)		55,763		(2,132)		(33,414)		35,546		(1,981)		(14,127)		16,108
Write-offs		—		13		(300,267)		—		(2)		(181,741)		—		—		(335,205)
Sales		(1,104)		(49)		(1,698)		(177)		—		(9,674)		—		—		—
Provision (reversal) for credit losses [1,2]		2,966		46,082		274,997		(38,629)		22,102		182,660		(19,275)		31,222		335,853
Business combination		8,315		2,223		7,194		—		—		1,654		—		—		—
Others (exchange differences, etc.)		1,314		909		3,859		8,411		1,959		50,045		10		—		(10,525)

Ending [3]	~~W~~	436,290	~~W~~	235,390	~~W~~	283,162	~~W~~	401,883	~~W~~	421,700	~~W~~	884,805	~~W~~	199,837	~~W~~	238,277	~~W~~	265,461

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the nine-month periods ended September 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	278,380	~~W~~	224,905	~~W~~	208,037	~~W~~	215,069	~~W~~	290,310	~~W~~	451,607	~~W~~	209,651	~~W~~	266,183	~~W~~	263,874
Transfer between stages:
Transfer to 12-month expected credit losses		102,316		(101,577)		(739)		110,228		(102,696)		(7,532)		50,044		(48,807)		(1,237)
Transfer to lifetime expected credit losses		(66,300)		82,390		(16,090)		(30,905)		94,017		(63,112)		(24,317)		25,550		(1,233)
Impairment		(1,173)		(53,195)		54,368		3,243		(32,415)		29,172		(2,461)		(16,577)		19,038
Write-offs		—		—		(346,398)		—		(1)		(159,245)		—		—		(383,448)
Sales		(812)		(78)		(930)		—		—		(8,865)		—		—		—
Provision (reversal) for credit losses [1,2]		58,914		57,984		311,110		(34,915)		70,736		133,079		(28,219)		(8,894)		388,378
Business combination		48,451		20,510		106,743		95,566		297,564		236,991		977		1,531		8,131
Others (exchange differences, etc.)		(32,491)		14,287		8,574		(53,445)		32,989		22,557		—		—		(10,144)

Ending	~~W~~	387,285	~~W~~	245,226	~~W~~	324,675	~~W~~	304,841	~~W~~	650,504	~~W~~	634,652	~~W~~	205,675	~~W~~	218,986	~~W~~	283,359

[1]

Provision for credit losses in the consolidated statements of comprehensive income also include provision (reversal) for credit losses of due from financial institutions (Note 7.3), and provision (reversal) for credit losses of financial investments (Note 11.5), provision (reversal) for credit losses of unused commitments and guarantees (Note 18.2), provision (reversal) for credit losses of financial guarantees contracts (Note 18.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~ 277,504 million and ~~W~~ 257,786 million of collections from written-off loans for the nine-month periods ended September 30, 2021 and 2020, respectively.
[3]

Includes additional provision of ~~W~~ 45,886 million for industries and borrowers which are highly affected by COVID-19, ~~W~~ 35,347 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of September 30, 2021.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected; the balances of those loans are ~~W~~ 10,058,942 million and ~~W~~ 10,566,603 million as of September 30, 2021 and December 31, 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

10.2 Changes in gross carrying amount of loans for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	348,518,780	~~W~~	28,504,202	~~W~~	3,427,365
Transfer between stages:
Transfer to 12-month expected credit losses		23,542,610		(23,203,465)		(339,145)
Transfer to lifetime expected credit losses (non-impaired)		(28,638,247)		29,071,561		(433,314)
Transfer to lifetime expected credit losses (impaired)		(510,735)		(1,173,403)		1,684,138
Write-offs		—		10		(817,212)
Sales		(2,771,512)		(8,379)		(77,773)
Business combination		116,067		3,924		12,808
Net increase (decrease) (execution, repayment and others)		31,609,396		(2,764,723)		214,258

Ending	~~W~~	371,866,359	~~W~~	30,429,727	~~W~~	3,671,125

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	316,377,009	~~W~~	23,814,108	~~W~~	1,900,958
Transfer between stages:
Transfer to 12-month expected credit losses		20,825,185		(20,751,173)		(74,012)
Transfer to lifetime expected credit losses (non-impaired)		(26,695,762)		27,118,104		(422,342)
Transfer to lifetime expected credit losses (impaired)		(400,514)		(1,334,893)		1,735,407
Write-offs		—		(1)		(889,091)
Sales		(4,316,956)		(19,997)		(87,073)
Business combination		6,036,559		296,735		3,094,102
Net increase (decrease) (execution, repayment and others)		37,557,951		(2,115,117)		(303,186)

Ending	~~W~~	349,383,472	~~W~~	27,007,766	~~W~~	4,954,763

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	8,427,521	~~W~~	9,315,317
Financial bonds		14,628,698		17,897,348
Corporate bonds		5,407,033		3,997,753
Asset-backed securities		232,303		236,130
Beneficiary certificates		15,793,108		14,200,802
Derivatives linked securities		1,506,883		2,218,502
Other debt securities		13,198,813		10,549,248
Equity securities:
Stocks		1,748,399		1,632,619
Other equity securities		554,406		459,694
Loans:
Privately placed bonds		204,018		212,021
Other loans		40,218		125,962
Due from financial institutions:
Other due from financial institutions		225,798		100,094
Others		108,525		89,965

	~~W~~	62,075,723	~~W~~	61,035,455

Financial Investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	18,228,147	~~W~~	14,735,340
Financial bonds		21,789,250		23,194,387
Corporate bonds		19,208,032		18,721,327
Asset-backed securities		950,482		1,795,840
Other debt securities		30,000		9,995
Equity securities:
Stocks		3,977,549		2,852,158
Equity investments		27,211		37,602
Other equity securities		190,708		185,139
Loans:
Privately placed bonds		307,222		265,426
Other loans		17,846		27,983

		64,726,447		61,825,197

Financial assets at amortized cost:
Debt securities:
Government and public bonds		20,391,625		17,193,289
Financial bonds		2,579,099		5,678,949
Corporate bonds		10,151,932		8,181,961
Asset-backed securities		6,777,858		5,788,587
Other debt securities		30,924		30,392
Less: Allowances for credit losses		(3,589)		(2,949)

		39,927,849		36,870,229

	~~W~~	104,654,296	~~W~~	98,695,426

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)		2021				2020
		From the financial assets derecognized		From the remaining financial assets		From the financial assets derecognized		From the remaining financial assets
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	7,106	~~W~~	300	~~W~~	7,000	~~W~~	9,475
	Unlisted		372		19,034		—		20,218
Equity investments			—		—		—		285
Other equity securities			—		5,083		—		2,909

		~~W~~	7,478	~~W~~	24,417	~~W~~	7,000	~~W~~	32,887

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)		2021				2020
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	574,932	~~W~~	(304,816)	~~W~~	516,883	~~W~~	326,394
	Unlisted		7,533		6,282		13		13

		~~W~~	582,465	~~W~~	(298,534)	~~W~~	516,896	~~W~~	326,407

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

11.4 Provision (reversal) for credit losses of financial investments for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	3,002	~~W~~	(363)	~~W~~	2,639
Loans measured at fair value through other comprehensive income		174		(28)		146
Securities measured at amortized cost		1,112		(492)		620

	~~W~~	4,288	~~W~~	(883)	~~W~~	3,405

(In millions of Korean won)	2020
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,919	~~W~~	(230)	~~W~~	1,689
Loans measured at fair value through other comprehensive income		99		(294)		(195)
Securities measured at amortized cost		791		(564)		227

	~~W~~	2,809	~~W~~	(1,088)	~~W~~	1,721

11.5 Changes in allowances for credit losses of financial investments for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	9,908	~~W~~	39	~~W~~	73
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,554)		(3)		—
Provision (reversal) for credit losses		3,424		(19)		—
Others		40		6		—

Ending	~~W~~	11,818	~~W~~	23	~~W~~	73

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,370	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		(5)		5		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(530)		—		—
Provision for credit losses		1,680		41		—
Others		87		1		73

Ending	~~W~~	6,602	~~W~~	47	~~W~~	73

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

12. Investments in Associates and Joint Ventures

Investments in associates and joint ventures as of September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Pre IPO Secondary Venture Fund No.1 [1]	15.19	~~W~~	259	~~W~~	1,314	~~W~~	1,314	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66		10,401		13,280		13,280	Investment finance	Korea
KB Star Office Private Real Estate Investment Trust No.1	21.05		20,000		25,103		25,103	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		105,923		103,674		103,674	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		13,544		21,351		21,352	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		19,656		17,482	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(18,683)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	25.14		440		(59)		—	Research, consulting and big data	Korea
Paycoms Co., Ltd. [3]	11.70		800		181		525	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		576		1,300	Farm product distribution industry	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		7,786		7,786	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		7,896		7,896	Credit information	Korea
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	25.00		7,189		9,295		9,295	Investment finance	Korea
KB Social Impact Investment Fund	30.00		4,500		4,307		4,307	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		48,677		44,875		45,576	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		4,450		7,045		7,045	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		13,160		18,199		18,199	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		25,250		30,090		29,341	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		5,000		4,582		4,583	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		959		959	Investment	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		21,641		21,291		28,356	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

12. Investments in Associates and Joint Ventures (cont’d)

(in millions of Korean won)	September 30, 2021
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69	~~W~~	5,795	~~W~~	4,772	~~W~~	4,772	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		22,501		21,901		21,901	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,649		9,650	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,041		10,041	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		13,068		12,538		12,538	Asset management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		1,016		1,015	System software publishing	Korea
December & Company Inc. [1]	16.78		25,330		10,782		23,118	System software publishing	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		542		541	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,357		3,356	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		8,375		8,146		8,146	Investment finance	Korea
KB Bio Private Equity No.3 Ltd. [1]	12.20		10,000		9,963		9,963	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		3,271		9,447	Investment advisory and securities trading	Vietnam
498/7 Owners LLC	49.9		166,851		172,246		172,246	Real estate investment	United States
Smart Korea KB Future9-Sejong Venture Fund	38.46		1,000		992		992	Investment finance	Korea
Others			2,475		177		789

		~~W~~	603,616	~~W~~	592,111	~~W~~	635,888

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

12. Investments in Associates and Joint Ventures (cont’d)

(in millions of Korean won)	December 31, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Pre IPO Secondary Venture Fund No.1 [1]	15.19	~~W~~	551	~~W~~	1,279	~~W~~	1,279	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		142,799		141,359	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66		13,601		16,042		16,042	Investment finance	Korea
KB Star Office Private Real Estate Investment Trust No.1	21.05		20,000		20,413		20,066	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		106,107		106,624		106,624	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		17,113		21,351		21,348	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		18,713		16,144	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(18,100)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	25.14		440		(5)		—	Research, consulting and big data	Korea
Paycoms Co., Ltd. [3]	11.70		800		72		198	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		632		1,281	Farm product distribution industry	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		5,950		5,950	Investment finance	Korea
KB Private Equity Fund No.3 [1]	15.69		—		94		94	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		7,153		7,153	Credit information	Korea
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	25.00		9,739		9,845		9,845	Investment finance	Korea
Keystone-Hyundai Securities No.1 Private Equity Fund [1]	4.49		1,908		1,556		1,556	Investment finance	Korea
KB Social Impact Investment Fund	30.00		3,000		2,874		2,874	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		48,677		45,516		46,213	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		10,375		12,895		12,895	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		16,576		17,630		17,630	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		26,050		27,513		26,763	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,500		4,133		4,133	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

12. Investments in Associates and Joint Ventures (cont’d)

(in millions of Korean won)	December 31, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
UNION Media Commerce Fund	28.99	~~W~~	1,000	~~W~~	960	~~W~~	960	Investment	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		14,308		16,636		16,636	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		5,795		5,049		5,049	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		17,416		16,999		16,999	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,711		9,711	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,023		10,023	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00		5,700		5,611		5,611	Asset management	Korea
JR GLOBAL REIT	26.07		215,854		215,854		215,854	Real estate management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		2,151		2,151	System software publishing	Korea
December & Company Inc. [1]	17.63		24,849		24,402		24,402	System software publishing	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		547		547	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,371		3,371	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		—		—		—	Investment finance	Korea
Others			2,475		1,004		674

		~~W~~	737,672	~~W~~	757,297	~~W~~	771,435

1

As of September 30, 2021 and December 31, 2020, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

2

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

3	The ownership of Paycoms Co., Ltd. would be 22.96% and 22.96% as of September 30, 2021 and December 31, 2020, respectively, considering the potential voting rights from convertible bonds.
4	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of September 30, 2021 and December 31, 2020, respectively, considering the potential voting rights from convertible bonds.
5	As of September 30, 2021 and December 31, 2020, the Group participates in the Investment Management Committee but cannot exercise control.

In accordance with Korean IFRS No.1028 Investments in Associates and Joint Ventures, the Group has applied an exemption of equity method for 39 companies including Banksalad Co., Ltd., and recognized them as financial assets at fair value through profit or loss.

Although the Group holds more than 20% of ownership, trusts and companies that the Group has a limited influence on due to the trust agreement on related activities, bankruptcy and rehabilitation procedures have been excluded from the investment in associates.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

13. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021
	Assets		Liabilities		Net amount
Other provisions	~~W~~	158,146	~~W~~	—	~~W~~	158,146
Allowances for credit losses		14,509		(3,362)		11,147
Impairment losses of property and equipment		6,326		(1,847)		4,479
Share-based payments		21,890		—		21,890
Provisions for acceptances and guarantees		30,678		—		30,678
Gains or losses on valuation of derivatives		49,280		(142,282)		(93,002)
Present value discount		12,822		(5,361)		7,461
Gains or losses on fair value hedge		—		(13,301)		(13,301)
Accrued interest		—		(127,437)		(127,437)
Deferred loan origination fees and costs		9,638		(229,487)		(219,849)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		338		(319,698)		(319,360)
Investments in subsidiaries and others		30,504		(119,318)		(88,814)
Gains or losses on valuation of security investment		91,630		(1,357,976)		(1,266,346)
Defined benefit liabilities		584,746		—		584,746
Accrued expenses		249,855		—		249,855
Retirement insurance expense		—		(502,586)		(502,586)
Adjustments to the prepaid contributions		—		(29,236)		(29,236)
Derivative-linked securities		1,759		(34,154)		(32,395)
Others		1,028,055		(831,014)		197,041

		2,290,176		(3,718,762)		(1,428,586)

Offsetting of deferred income tax assets and liabilities		(2,179,858)		2,179,858		—

	~~W~~	110,318	~~W~~	(1,538,904)	~~W~~	(1,428,586)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

13. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2020
	Assets		Liabilities		Net amount
Other provisions	~~W~~	149,259	~~W~~	—	~~W~~	149,259
Allowances for credit losses		26,496		(3,356)		23,140
Impairment losses of property and equipment		3,992		(1,889)		2,103
Share-based payments		17,718		—		17,718
Provisions for acceptances and guarantees		17,046		—		17,046
Gains or losses on valuation of derivatives		20,645		(223,482)		(202,837)
Present value discount		17,058		(3,041)		14,017
Gains or losses on fair value hedge		21,060		—		21,060
Accrued interest		—		(125,835)		(125,835)
Deferred loan origination fees and costs		7,224		(226,821)		(219,597)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		338		(319,698)		(319,360)
Investments in subsidiaries and others		38,164		(111,589)		(73,425)
Gains or losses on valuation of security investment		73,857		(1,232,689)		(1,158,832)
Defined benefit liabilities		590,633		—		590,633
Accrued expenses		334,900		—		334,900
Retirement insurance expense		—		(541,317)		(541,317)
Adjustments to the prepaid contributions		—		(28,261)		(28,261)
Derivative-linked securities		78,202		(30,881)		47,321
Others		1,081,691		(740,462)		341,229

		2,478,283		(3,591,024)		(1,112,741)

Offsetting of deferred income tax assets and liabilities		(2,413,225)		2,413,225		—

	~~W~~	65,058	~~W~~	(1,177,799)	~~W~~	(1,112,741)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

14. Financial Liabilities at Fair Value through Profit or Loss

14.1 Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	4,244,384	~~W~~	1,934,735
Others		108,240		91,216

		4,352,624		2,025,951

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		8,390,291		9,784,107

		8,390,291		9,784,107

	~~W~~	12,742,915	~~W~~	11,810,058

14.2 Difference between contractual cash flow amount and carrying amount of financial liabilities designated at fair value through profit or loss as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Contractual cash flow amount	~~W~~	8,210,040	~~W~~	9,583,186
Carrying amount		8,390,291		9,784,107

Difference	~~W~~	(180,251)	~~W~~	(200,921)

15. Deposits

Details of deposits as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Demand deposits
Demand deposits in Korean won	~~W~~	176,499,970	~~W~~	162,155,728
Demand deposits in foreign currencies		13,258,656		14,473,832

		189,758,626		176,629,560

Time deposits
Time deposits in Korean won		148,675,331		149,435,968

		148,675,331		149,435,968

Time deposits in foreign currencies		14,376,835		10,043,679
Fair value adjustments on fair value hedged time deposits in foreign currencies		(314)		2,089

		14,376,521		10,045,768

		163,051,852		159,481,736

Certificates of deposits		4,472,795		2,468,924

	~~W~~	357,283,273	~~W~~	338,580,220

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

16. Borrowings

16.1 Details of borrowings as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
General borrowings	~~W~~	38,752,484	~~W~~	32,312,859
Bonds sold under repurchase agreements and others		12,447,514		16,334,365
Call money		1,458,425		1,179,932

	~~W~~	52,658,423	~~W~~	49,827,156

16.2 Details of general borrowings as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of September 30, 2021	September 30, 2021		December 31, 2020
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25	~~W~~	6,939,728	~~W~~	6,463,267
	Borrowings from the government	SEMAS and others	0.00 ~ 2.70		2,695,406		2,675,568
	Borrowings from banks	Shinhan Bank and others	0.65 ~ 3.35		250,933		137,952
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.20 ~ 4.74		1,958,382		2,203,702
	Other borrowings	The Korea Development Bank and others	0.00 ~ 5.20		13,173,614		9,717,382

					25,018,063		21,197,871

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—		300		292
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00 ~ 14.00		11,817,913		9,839,110
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	0.62 ~ 1.27		21,149		23,827
	Other borrowings	Bank of New York Mellon and others	0.00 ~ 2.80		1,895,059		1,251,759

					13,734,421		11,114,988

				~~W~~	38,752,484	~~W~~	32,312,859

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

17. Debentures

Details of debentures as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	Interest rate (%) as of September 30, 2021	September 30, 2021		December 31, 2020
Debentures in Korean won
Structured debentures	5.65 ~ 5.86	~~W~~	930	~~W~~	1,960
Exchangeable bonds *	0.00		240,000		240,000
Subordinated fixed rate debentures	2.02 ~ 4.35		6,242,627		4,834,407
Fixed rate debentures	0.00 ~ 5.30		44,853,431		47,229,619
Floating rate debentures	1.01 ~ 2.34		6,950,000		3,190,000

			58,286,988		55,495,986
Fair value adjustments of fair value hedged debentures in Korean won			(89,380)		(6,839)
Less: Discount on debentures in Korean won			(34,422)		(32,028)
Less: Adjustment for exchangeable rights in Korean won			(12,535)		(14,957)

			58,150,651		55,442,162

Debentures in foreign currencies
Floating rate debentures	0.47 ~ 2.01		1,846,723		2,232,938
Fixed rate debentures	0.05 ~ 12.00		7,211,304		5,030,580

			9,058,027		7,263,518
Fair value adjustments of fair value hedged debentures in foreign currencies			41,325		81,333
Less: Discount on debentures in foreign currencies			(27,755)		(26,326)

			9,071,597		7,318,525

		~~W~~	67,222,248	~~W~~	62,760,687

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rates of bonds under the same conditions without the exchangeable rights. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchangeable rights and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchangeable rights is from the 60th day from the issuance date to 10 days before the maturity date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

18. Provisions

18.1 Details of provisions as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Provisions for credit losses of unused loan commitments	~~W~~	269,856	~~W~~	298,753
Provisions for credit losses of acceptances and guarantees		112,507		62,254
Provisions for credit losses of financial guarantee contracts		6,851		6,348
Provisions for restoration costs		148,883		151,696
Others		190,509		195,852

	~~W~~	728,606	~~W~~	714,903

18.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	162,721	~~W~~	127,463	~~W~~	8,569	~~W~~	33,088	~~W~~	14,838	~~W~~	14,328
Transfer between stages:
Transfer to 12-month expected credit losses		34,522		(32,989)		(1,533)		3,968		(213)		(3,755)
Transfer to lifetime expected credit losses		(15,285)		15,800		(515)		(217)		226		(9)
Impairment		(396)		(876)		1,272		(10)		(84)		94
Provision (reversal) for credit losses		(27,896)		(5,261)		704		(16,056)		62,364		2,148
Business combination		813		—		—		—		—		—
Others (exchange differences, etc.)		1,295		1,448		—		1,328		174		295

Ending*	~~W~~	155,774	~~W~~	105,585	~~W~~	8,497	~~W~~	22,101	~~W~~	77,305	~~W~~	13,101

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

18.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees for the nine-month periods ended September 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	127,297	~~W~~	71,464	~~W~~	9,387	~~W~~	24,961	~~W~~	36,012	~~W~~	16,786
Transfer between stages:
Transfer to 12-month expected credit losses		22,532		(20,724)		(1,808)		165		(162)		(3)
Transfer to lifetime expected credit losses		(8,968)		11,296		(2,328)		(470)		470		—
Impairment		(294)		(3,316)		3,610		(5)		(456)		461
Provision (reversal) for credit losses		15,149		52,583		(167)		1,555		(22,688)		(4,985)
Business combination		19,426		—		—		—		—		—
Others (exchange differences, etc.)		1,412		595		—		(921)		(394)		74

Ending	~~W~~	176,554	~~W~~	111,898	~~W~~	8,694	~~W~~	25,285	~~W~~	12,782	~~W~~	12,333

*

Includes additional provision of ~~W~~ 13,374 million for industries and borrowers which are highly affected by COVID-19, and ~~W~~ 16,346 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) as of September 30, 2021.

18.3 Changes in provisions for credit losses of financial guarantee contracts for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Beginning	~~W~~	6,348	~~W~~	6,063
Provision		659		34
Others		(156)		—

Ending	~~W~~	6,851	~~W~~	6,097

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

18.4 Changes in provisions for restoration costs for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Beginning	~~W~~	151,696	~~W~~	120,340
Provision		8,970		12,935
Reversal		(1,152)		(2,451)
Used		(11,871)		(7,937)
Unwinding of discount		1,196		1,786
Change of discount rate		44		(2)
Business Combination		—		2,385

Ending	~~W~~	148,883	~~W~~	127,056

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate were used to estimate the present value of estimated costs.

18.5 Changes in other provisions for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	19,501	~~W~~	3,007	~~W~~	40,517	~~W~~	132,827	~~W~~	195,852
Increase		57,121		2,396		17,317		51,112		127,946
Decrease		(54,443)		(2,439)		(3,924)		(72,652)		(133,458)
Others		—		—		165		4		169

Ending	~~W~~	22,179	~~W~~	2,964	~~W~~	54,075	~~W~~	111,291	~~W~~	190,509

(In millions of Korean won)	2020
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	14,669	~~W~~	3,579	~~W~~	28,690	~~W~~	68,681	~~W~~	115,619
Increase		56,506		1,938		2,303		34,392		95,139
Decrease		(51,506)		(2,347)		(5,788)		(31,054)		(90,695)
Business Combination		—		—		2,366		2,789		5,155

Ending	~~W~~	19,669	~~W~~	3,170	~~W~~	27,571	~~W~~	74,808	~~W~~	125,218

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

19. Net Defined Benefit Liabilities

19.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liability recognized in the consolidated statement of financial position is calculated by independent actuaries in accordance with actuarial valuation methods. The net defined benefit obligation is calculated using the Projected Unit Credit method. Data used in actuarial valuation methods such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

19.2 Details of net defined benefit liabilities as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Present value of defined benefit obligation	~~W~~	2,477,394	~~W~~	2,491,923
Fair value of plan assets		(2,139,352)		(2,302,953)

Net defined benefit liabilities *	~~W~~	338,042	~~W~~	188,970

*

The net defined benefit liabilities of ~~W~~ 338,042 million is calculated by subtracting ~~W~~ 43,058 million net defined benefit assets from ~~W~~ 381,100 million net defined benefit liabilities as of September 30, 2021. The net defined benefit liabilities of ~~W~~ 188,970 million is calculated by subtracting ~~W~~ 50,597 million net defined benefit assets from ~~W~~ 239,567 million net defined benefit liabilities as of December 31, 2020.

19.3 Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Current service cost	~~W~~	181,338	~~W~~	173,743
Past service cost		540		—
Net interest expenses on net defined benefit liabilities		2,147		3,494
Gains on settlement		(2,807)		—

Post-employment benefits *	~~W~~	181,218	~~W~~	177,237

*

Includes post-employment benefits amounting to ~~W~~ 2,396 million recognized as other operating expense for the nine-month period ended September 30, 2021, and post-employment benefits amounting to ~~W~~ 1,978 million recognized as other operating expense and ~~W~~ 99 million recognized as prepayment for the nine-month period ended September 30, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

20. Equity

20.1 Share Capital

20.1.1 Details of share capital as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won and in number of shares)	September 30, 2021		December 31, 2020
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	~~W~~	2,090,558	~~W~~	2,090,558

20.1.2 Changes in outstanding shares for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In number of shares)	2021	2020
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	—	—

Ending	389,634,335	389,634,335

20.2 Hybrid Securities

Details of hybrid securities classified as equity as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of September 30, 2021	September 30, 2021		December 31, 2020
The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,071		—
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		—
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		—
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		—
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		—

				~~W~~	2,569,919	~~W~~	1,695,988

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 574,580 million issued by Kookmin Bank are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

20.3 Capital Surplus

Details of capital surplus as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,220,660		4,002,714
Consideration for exchangeable rights of exchangeable bonds		11,933		11,933

	~~W~~	16,941,535	~~W~~	16,723,589

20.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Remeasurements of net defined benefit liabilities	~~W~~	(287,433)	~~W~~	(282,650)
Currency translation differences		99,516		(131,113)
Gains on financial instruments at fair value through other comprehensive income		1,284,079		717,230
Share of other comprehensive loss of associates and joint ventures		(3,147)		(3,529)
Losses on cash flow hedging instruments		(15,710)		(28,597)
Gains (losses) on hedging instruments of net investments in foreign operations		(30,875)		22,277
Other comprehensive income (loss) arising from separate account		(39,932)		8,698
Fair value changes of financial liabilities designated at fair value through profit of loss due to own credit risk		(6,266)		(11,507)
Gains on overlay adjustment		449,421		339,202

	~~W~~	1,449,653	~~W~~	630,011

20.5 Retained Earnings

20.5.1 Details of retained earnings as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Legal reserves *	~~W~~	695,347	~~W~~	557,405
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		23,385,928		21,001,211

	~~W~~	25,063,275	~~W~~	22,540,616

*

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

20.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

20.5.2.1 Details of regulatory reserve for credit losses as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,076,553	~~W~~	3,587,439
Non-controlling interests		72,861		37,682

	~~W~~	4,149,414	~~W~~	3,625,121

20.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won, except for per share amounts)	2021				2020
	Three months		Nine months		Three months		Nine months
Regulatory reserve for credit losses estimated to be appropriated	~~W~~	199,622	~~W~~	489,114	~~W~~	195,840	~~W~~	319,414
Adjusted profit after provision of regulatory reserve for credit losses[1,2]		1,078,404		3,231,861		963,960		2,544,805
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		2,768		8,295		2,474		6,531
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		2,710		8,118		2,444		6,467

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of the reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities.

20.6 Treasury Shares

Changes in treasury shares for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won and in number of shares)	2021
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares*		26,173,585		—		—		26,173,585
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

(In millions of Korean won and in number of shares)	2020
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares*		26,173,585		—		—		26,173,585
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

21. Net Interest Income

Details of interest income, expense and net interest income for the three-month and nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	504	~~W~~	795	~~W~~	92	~~W~~	581
Securities measured at fair value through profit or loss		143,274		430,668		158,543		501,408
Loans measured at fair value through profit or loss		2,689		6,985		3,072		8,591
Securities measured at fair value through other comprehensive income		195,280		581,866		170,977		525,383
Loans measured at fair value through other comprehensive income		1,111		3,462		1,553		6,763
Due from financial institutions measured at amortized cost		13,107		46,777		15,222		73,640
Securities measured at amortized cost		199,016		555,398		151,343		444,900
Loans measured at amortized cost		3,206,202		9,331,238		3,026,949		9,094,798
Others		62,852		179,499		51,037		144,471

		3,824,035		11,136,688		3,578,788		10,800,535

Interest expense
Deposits		531,863		1,602,273		677,312		2,252,383
Borrowings		124,164		363,685		138,519		443,909
Debentures		293,005		857,689		284,858		893,552
Others		20,722		57,687		17,956		67,300

		969,754		2,881,334		1,118,645		3,657,144

Net interest income	~~W~~	2,854,281	~~W~~	8,255,354	~~W~~	2,460,143	~~W~~	7,143,391

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

22. Net Fee and Commission Income

Details of fee and commission income, expense and net fee and commission income for the three-month and nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Fee and commission income
Banking activity fees	~~W~~	43,889	~~W~~	133,676	~~W~~	46,492	~~W~~	142,567
Lending activity fees		20,675		63,835		23,767		70,228
Credit card and debit card related fees		370,963		1,115,600		343,895		1,009,125
Agent activity fees		54,216		159,263		50,983		147,872
Trust and other fiduciary fees		98,592		318,614		83,055		244,150
Fund management related fees		44,873		133,254		39,811		114,641
Acceptances and guarantees fees		11,913		35,976		13,541		41,377
Foreign currency related fees		57,135		178,839		42,014		118,233
Securities agency fees		44,363		139,128		44,747		126,503
Other business account commission on consignment		8,623		30,894		9,274		31,576
Commissions received on securities business		224,873		704,816		250,520		588,379
Lease fees		229,265		657,089		171,567		459,658
Others		127,919		320,102		84,792		245,519

		1,337,299		3,991,086		1,204,458		3,339,828

Fee and commission expense
Trading activity related fees *		16,863		41,831		13,108		33,855
Lending activity fees		10,816		32,072		11,663		24,001
Credit card and debit card related fees		208,810		608,467		215,897		634,677
Outsourcing related fees		54,549		154,450		63,447		157,119
Foreign currency related fees		16,974		39,208		12,326		37,586
Others		117,960		371,132		98,851		282,110

		425,972		1,247,160		415,292		1,169,348

Net fee and commission income	~~W~~	911,327	~~W~~	2,743,926	~~W~~	789,166	~~W~~	2,170,480

*	Fees from financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

23. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

23.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income and gains or losses arising from changes in fair values, sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	438,540	~~W~~	1,401,864	~~W~~	334,068	~~W~~	1,454,525
Equity securities		116,858		479,409		149,922		454,738

		555,398		1,881,273		483,990		1,909,263

Derivatives held for trading:
Interest rate		1,185,873		4,376,242		101,506		3,034,348
Currency		3,529,324		6,877,226		655,108		4,718,688
Stock or stock index		235,639		1,133,822		392,381		2,092,182
Credit		6,056		18,735		6,787		23,276
Commodity		4,907		17,133		3,169		15,509
Others		14,268		123,500		24,698		211,634

		4,976,067		12,546,658		1,183,649		10,095,637

Financial liabilities at fair value through profit or loss		59,027		101,389		(13,876)		27,750
Other financial instruments		—		6,753		258		668

		5,590,492		14,536,073		1,654,021		12,033,318

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		275,281		977,130		121,271		790,713
Equity securities		142,884		350,594		74,526		308,034

		418,165		1,327,724		195,797		1,098,747

Derivatives held for trading:
Interest rate		1,180,854		4,257,082		99,553		3,169,357
Currency		3,538,456		6,805,982		656,032		4,593,330
Stock or stock index		428,456		1,232,477		178,459		2,143,794
Credit		5,106		12,721		(675)		14,240
Commodity		4,880		11,647		4,013		20,555
Others		19,336		124,096		6,587		249,648

		5,177,088		12,444,005		943,969		10,190,924

Financial liabilities at fair value through profit or loss		(919)		65,509		34,384		109,498
Other financial instruments		50		6,830		43		83

		5,594,384		13,844,068		1,174,193		11,399,252

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	(3,892)	~~W~~	692,005	~~W~~	479,828	~~W~~	634,066

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

23.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include dividend income and gains or losses arising from changes in fair values, sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	212,604	~~W~~	535,891	~~W~~	(42,524)	~~W~~	583,311

		212,604		535,891		(42,524)		583,311

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		23,632		525,055		201,232		746,587

		23,632		525,055		201,232		746,587

Net gains (losses) on financial instruments designated at fair value through profit or loss	~~W~~	188,972	~~W~~	10,836	~~W~~	(243,756)	~~W~~	(163,276)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

24. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Other operating income
Gains related to financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	—	~~W~~	2	~~W~~	(45)	~~W~~	280
Gains on disposal of financial instruments at fair value through other comprehensive income		18,527		109,284		52,433		290,158

		18,527		109,286		52,388		290,438

Gains related to financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		25,247		116,590		33,386		130,965
Gains on disposal of securities measured at amortized cost		2		29		—		229

		25,249		116,619		33,386		131,194

Gains related to loans measured at fair value through other comprehensive income:
Gains on disposal of loans measured at fair value through other comprehensive income		—		226		—		—

		—		226		—		—

Gains on foreign exchange transactions		1,253,983		3,005,612		474,426		2,483,198
Dividend income		1,722		31,895		1,816		39,887
Others		235,091		601,771		23,572		438,076

		1,534,572		3,865,409		585,588		3,382,793

Other operating expenses
Losses related to financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		719		850		64		99
Losses on disposal of financial instruments at fair value through other comprehensive income		27,948		63,780		3,794		7,532

		28,667		64,630		3,858		7,631

Losses related to financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		3,150		7,201		2,275		5,649
Losses on redemption of securities measured at amortized cost		1		6		—		—
Losses on disposal of securities measured at amortized cost		—		2		3,764		6,513

		3,151		7,209		6,039		12,162

Losses on foreign exchanges transactions		1,098,486		2,771,578		404,035		2,325,004
Others		830,149		2,324,879		534,548		1,865,696

		1,960,453		5,168,296		948,480		4,210,493

Net other operating expenses	~~W~~	(425,881)	~~W~~	(1,302,887)	~~W~~	(362,892)	~~W~~	(827,700)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

25. General and Administrative Expenses

25.1 Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Employee benefits
Salaries and short-term employee benefits - salaries	~~W~~	752,038	~~W~~	2,221,001	~~W~~	704,677	~~W~~	1,966,390
Salaries and short-term employee benefits - others		227,129		712,380		216,554		682,757
Post-employment benefits - defined benefit plans		61,208		178,822		59,143		175,160
Post-employment benefits - defined contribution plans		7,996		25,069		8,300		24,410
Termination benefits		628		31,928		63		8,874
Share-based payments		15,579		83,373		19,342		20,738

		1,064,578		3,252,573		1,008,079		2,878,329

Depreciation and amortization		213,808		621,071		217,889		634,179

Other general and administrative expenses
Rental expense		28,339		86,921		27,280		83,539
Tax and dues		57,262		202,980		58,479		196,301
Communication		13,415		41,486		12,967		36,832
Electricity and utilities		10,561		27,710		8,907		23,416
Publication		3,180		9,771		3,178		9,495
Repairs and maintenance		12,009		36,511		7,010		18,012
Vehicle		4,290		12,150		3,888		9,999
Travel		2,881		9,342		2,878		8,982
Training		6,872		25,463		5,261		14,606
Service fees		53,834		171,537		52,384		165,778
Electronic data processing expenses		77,392		225,506		68,952		208,166
Advertising		48,197		129,449		51,835		147,373
Others		68,270		205,027		71,904		212,053

		386,502		1,183,853		374,923		1,134,552

	~~W~~	1,664,888	~~W~~	5,057,497	~~W~~	1,600,891	~~W~~	4,647,060

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

25.2 Share-based Payments

25.2.1 Stock grants

The Group changed the scheme of share-based payments from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

25.2.1.1 Details of stock grants linked to long-term performance as of September 30, 2021, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 22	Apr. 1, 2019	3,278	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 23	May 27, 2019	1,436	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 25	Jan. 1, 2020	36,103	Service fulfillment, market performance [3] 0~30% and non-market performance [4] 70~100%
Series 27	Jun. 16, 2020	184	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 28	Nov. 21, 2020	68,135	Service fulfillment, market performance [3] 35% and non-market performance [5] 65%
Series 29	Jan. 1, 2021	105,651	Service fulfillment, market performance [3] 0~30% and non-market performance [4] 70~100%
Series 30	Apr. 1, 2021	3,069	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 31	May 27, 2021	1,344	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 32	Aug. 20, 2021	1,091	Service fulfillment, market performance [3] 30% and non-market performance [4] 70%
Deferred grant in 2015		5,303	Satisfied
Deferred grant in 2016		6,119	Satisfied
Deferred grant in 2017		2,249	Satisfied
Deferred grant in 2018		3,863	Satisfied
Deferred grant in 2019		17,526	Satisfied
Deferred grant in 2020		55,039	Satisfied

		310,390

Kookmin Bank
Series 76	Apr. 1, 2019	5,765	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 77	May 27, 2019	4,396	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 78	Nov. 21, 2019	36,443	Service fulfillment, market performance [3] 30%, and non-market performance [6] 70%
Series 79	Jan. 1, 2020	223,517	Service fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Series 80	Mar. 1, 2020	7,943	Service fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 81	Jan. 1, 2021	236,161	Service fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 82	Mar. 1, 2021	18,202	Service fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 83	Apr. 1, 2021	7,871	Service fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 84	May 27, 2021	4,032	Service fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2015		760	Satisfied
Deferred grant in 2016		12,671	Satisfied
Deferred grant in 2017		9,763	Satisfied
Deferred grant in 2018		33,916	Satisfied
Deferred grant in 2019		66,067	Satisfied
Deferred grant in 2020		80,634	Satisfied

		748,141

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

25.2.1.1 Details of stock grants linked to long-term performance as of September 30, 2021, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance [3] 0~50% and non-market performance [4] 50~100%
Stock granted in 2011		146	Services fulfillment, market performance [3] 0~50% and non-market performance [4] 50~100%
Stock granted in 2012		420	Services fulfillment, market performance [3] 0~50% and non-market performance [4] 50~100%
Stock granted in 2013		544	Services fulfillment, market performance [3] 0~50% and non-market performance [4] 50~100%
Stock granted in 2014		1,028	Services fulfillment, market performance [3] 0~50% and non-market performance [4] 50~100%
Stock granted in 2015		2,602	Services fulfillment, market performance [3] 0~50% and non-market performance [4] 50~100%
Stock granted in 2016		5,713	Services fulfillment, market performance [3] 0~50% and non-market performance [4] 50~100%
Stock granted in 2017		17,820	Services fulfillment, market performance [3] 0~50% and non-market performance [4] 50~100%
Stock granted in 2018		62,610	Services fulfillment, market performance [3] 0~50% and non-market performance [4] 50~100%
Stock granted in 2019		76,872	Services fulfillment, market performance [3] 0~50% and non-market performance [4] 50~100%
Stock granted in 2020		375,558	Services fulfillment, market performance [3] 0~50% and non-market performance [4] 50~100%
Stock granted in 2021		412,751	Services fulfillment, market performance [3] 0~50% and non-market performance [4] 50~100%

		956,170

		2,014,701

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of September 30, 2021 (Deferred grants are residual shares vested as of September 30, 2021).

[2]

Executives and employees were given the right of choice over the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return on Investment), Profit from non-banking segments
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

25.2.1.2 Details of stock grants linked to short-term performance as of September 30, 2021, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	5,352	Satisfied
Stock granted in 2016	5,409	Satisfied
Stock granted in 2017	2,489	Satisfied
Stock granted in 2018	7,920	Satisfied
Stock granted in 2019	19,083	Satisfied
Stock granted in 2020	36,480	Satisfied
Stock granted in 2021	26,853	Proportional to service period
Kookmin Bank
Stock granted in 2015	5,019	Satisfied
Stock granted in 2016	12,867	Satisfied
Stock granted in 2017	3,862	Satisfied
Stock granted in 2018	38,067	Satisfied
Stock granted in 2019	83,778	Satisfied
Stock granted in 2020	110,352	Satisfied
Stock granted in 2021	84,158	Proportional to service period
Other subsidiaries
Stock granted in 2015	7,777	Satisfied
Stock granted in 2016	34,345	Satisfied
Stock granted in 2017	58,052	Satisfied
Stock granted in 2018	226,242	Satisfied
Stock granted in 2019	408,353	Satisfied
Stock granted in 2020	606,891	Satisfied
Stock granted in 2021	204,050	Proportional to service period

	1,987,399

*

Executives and employees were given the right of choice over the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

25.2.1.3 The accrued expenses for share-based payments related to stocks grants as of September 30, 2021 and December 31, 2020, are ~~W~~ 175,423 million and ~~W~~ 135,327 million, respectively, and the compensation costs from stock grants amounting to ~~W~~ 83,349 million and ~~W~~ 20,738 million were recognized for the nine-month periods ended September 30, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

25.2.2 Mileage stock

25.2.2.1 Details of mileage stock as of September 30, 2021, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2018
	Oct. 4, 2018	129	0.00~0.01	69
	Nov. 1, 2018	258	0.00~0.08	174
	Nov. 6, 2018	236	0.00~0.10	114
	Dec. 3, 2018	132	0.00~0.17	101
	Dec. 4, 2018	21	0.00~0.18	21
	Dec. 7, 2018	91	0.00~0.18	59
	Dec. 12, 2018	64	0.00~0.20	32
	Dec. 18, 2018	271	0.00~0.21	186
	Dec. 19, 2018	42	0.00~0.22	30
	Dec. 31, 2018	127	0.00~0.25	85
Stock granted in 2019
	Jan. 11, 2019	26,580	0.00~0.28	15,535
	Feb. 1, 2019	12	0.00~0.34	4
	Apr. 1, 2019	167	0.00~0.50	73
	Apr. 18, 2019	105	0.00~0.55	45
	Apr. 22, 2019	33	0.00~0.56	17
	Jul. 1, 2019	109	0.00~0.75	87
	Aug. 29, 2019	39	0.00~0.91	35
	Sep. 2, 2019	50	0.00~0.92	28
	Nov. 1, 2019	119	0.00~1.08	71
	Nov. 8, 2019	14	0.00~1.10	6
	Dec. 5, 2019	56	0.00~1.18	43
	Dec. 6, 2019	84	0.00~1.18	82
	Dec. 31, 2019	87	0.00~1.25	65

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

25.2.2.1 Details of mileage stock as of September 30, 2021, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2020
	Jan. 18, 2020	28,645	0.00~1.30	20,074
	May 12, 2020	46	0.00~1.61	44
	Jun. 30, 2020	206	0.00~1.75	206
	Aug. 26, 2020	40	0.00~1.90	40
	Oct. 29, 2020	160	0.00~2.08	160
	Nov. 6, 2020	45	0.00~2.10	37
	Nov. 30, 2020	35	0.00~2.17	34
	Dec. 2, 2020	57	0.00~2.17	55
	Dec. 4, 2020	154	0.00~2.18	152
	Dec. 30, 2020	88	0.00~2.25	86
Stock granted in 2021
	Jan. 15, 2021	28,156	0.00~2.29	26,774
	Apr. 1, 2021	89	0.00~2.50	89
	Jul. 1, 2021	54	0.00~2.75	54
	Jul. 2, 2021	11	0.00~2.75	11
	Jul. 30, 2021	70	0.00~2.83	70

		86,682		64,848

[1]

Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of the prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.

[2]	The shares are assessed based on the stock price as of September 30, 2021. These shares are vested immediately at grant date.

25.2.2.2 The accrued expenses for share-based payments related to mileage stock as of September 30, 2021 and December 31, 2020, are ~~W~~ 3,586 million and ~~W~~ 2,862 million, respectively. The compensation costs amounting to ~~W~~ 2,115 million and ~~W~~ 677 million were recognized as expenses for the nine-month periods ended September 30, 2021 and 2020, respectively.

25.2.3 Long-term share-based payments

The Group calculates the short-term performance bonus of directors of Prudential Life Insurance Company of Korea Ltd. based on the results of the current performance evaluation and defers the bonus for three years and pays it in cash reflecting the stock price of KB Financial Group Inc. at that time.

25.2.3.1 Details of long-term share-based payments as of September 30, 2021, are as follows:

	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
Granted in 2020	2020	13,402	2.25	Services fulfillment

25.2.3.2 The accrued expenses for long-term share-based payments as of September 30, 2021 and December 31, 2020, are ~~W~~ 676 million and ~~W~~ 652 million, respectively. The compensation costs amounting to ~~W~~ 24 million were recognized for the nine-month period ended September 30, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

26. Income Tax Expense

Details of income tax expense for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Income tax payable
Current income tax expense	~~W~~	1,367,775	~~W~~	1,025,721
Adjustments of income tax of prior years recognized in current tax		6,722		(16,095)

		1,374,497		1,009,626

Changes in deferred income tax assets and liabilities		315,845		46,441

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		3,424		1,042
Currency translation differences		(16,350)		(668)
Net gains or losses on financial instruments at fair value through other comprehensive income		(213,509)		6,048
Share of other comprehensive income or loss of associates and joint ventures		(108)		2,926
Gains or losses on cash flow hedging instruments		(20,060)		10,197
Gains or losses on hedging instruments of net investments in foreign operations		23,838		(5,175)
Other comprehensive income or loss arising from separate account		18,446		(602)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(1,988)		(6,437)
Net gains or losses on overlay approach adjustment		(40,949)		(18,649)
Consideration for exchangeable rights of exchangeable bonds		—		(4,526)

		(247,256)		(15,844)

Others		(4,915)		387

Income tax expense	~~W~~	1,438,171	~~W~~	1,040,610

27. Dividends

The dividends to the shareholders of the Parent Company for the year ended December 31, 2020, of ~~W~~ 1,770 per share, amounting to total dividends of ~~W~~ 689,653 million, were resolved at the general shareholders’ meeting on March 26, 2021 and paid in April 2021. The dividends paid to the shareholders of the Parent Company in April 2020 were ~~W~~ 861,092 million (~~W~~ 2,210 per share).

According to the resolution of the board of directors on July 22, 2021, the quarterly dividend per share of ~~W~~ 750 (total dividend: ~~W~~ 292,226 million) with dividend record date of June 30, 2021 were paid on August 6, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

28. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer to retained earnings		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(282,650)	~~W~~	(8,207)	~~W~~	—	~~W~~	—	~~W~~	3,424	~~W~~	(287,433)
Currency translation differences		(131,113)		244,984		1,995		—		(16,350)		99,516
Gains on financial instruments at fair value through other comprehensive income		717,230		504,168		(28,826)		305,016		(213,509)		1,284,079
Share of other comprehensive loss of associates and joint ventures		(3,529)		3,171		(2,681)		—		(108)		(3,147)
Losses on cash flow hedging instruments		(28,597)		78,952		(46,005)		—		(20,060)		(15,710)
Gains (losses) on hedging instruments of net investments in foreign operations		22,277		(82,185)		5,195		—		23,838		(30,875)
Other comprehensive income (loss) arising from separate account		8,698		(63,451)		(3,625)		—		18,446		(39,932)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,507)		7,229		—		—		(1,988)		(6,266)
Gains on overlay adjustment		339,202		223,764		(72,596)		—		(40,949)		449,421

	~~W~~	630,011	~~W~~	908,425	~~W~~	(146,543)	~~W~~	305,016	~~W~~	(247,256)	~~W~~	1,449,653

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

28. Accumulated Other Comprehensive Income (Loss) (cont’d)

(In millions of Korean won)	2020
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer to retained earnings		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(269,505)	~~W~~	(3,790)	~~W~~	—	~~W~~	—	~~W~~	1,042	~~W~~	(272,253)
Currency translation differences		31,793		8,903		—		—		(668)		40,028
Gains on financial instruments at fair value through other comprehensive income		487,331		422,924		(118,811)		(326,407)		6,048		471,085
Share of other comprehensive income (loss) of associates and joint ventures		3,318		(10,030)		—		—		2,926		(3,786)
Losses on cash flow hedging instruments		(27,333)		(71,870)		34,687		—		10,197		(54,319)
Losses on hedging instruments of net investments in foreign operations		(41,992)		21,304		—		—		(5,175)		(25,863)
Other comprehensive income arising from separate account		18,381		13,668		(11,478)		—		(602)		19,969
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(20,326)		23,396		—		—		(6,437)		(3,367)
Gains on overlay adjustment		187,077		93,570		(26,402)		—		(18,649)		235,596

	~~W~~	368,744	~~W~~	498,075	~~W~~	(122,004)	~~W~~	(326,407)	~~W~~	(11,318)	~~W~~	407,090

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

29. Earnings per Share

29.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to shareholders of the Parent Company by the weighted average number of ordinary shares outstanding.

29.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2021		2020
	Three months	Nine months	Three months	Nine months
Beginning (A)	415,807,920	415,807,920	415,807,920	415,807,920
Acquisition of treasury shares (B)	(26,173,585)	(26,173,585)	(26,173,585)	(26,173,585)

Weighted average number of ordinary shares outstanding (C=A+B)	389,634,335	389,634,335	389,634,335	389,634,335

29.1.2 Basic earnings per share

(In Korean won and in number of shares)	2021
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,298,124,015,261	~~W~~	3,772,414,984,738
Deduction: Dividends on hybrid securities		(20,097,875,000)		(51,439,625,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,278,026,140,261		3,720,975,359,738
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings per share (A/B)	~~W~~	3,280	~~W~~	9,550

(In Korean won and in number of shares)	2020
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,166,379,714,537	~~W~~	2,877,311,407,252
Deduction: Dividends on hybrid securities		(6,580,625,000)		(13,093,125,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,159,799,089,537		2,864,218,282,252
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings per share (A/B)	~~W~~	2,977	~~W~~	7,351

29.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has categories of dilutive potential ordinary shares such as stock grants and ordinary share exchange rights of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expenses after tax for the period were added to profit for diluted earnings per share.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

29.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2021
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,298,124,015,261	~~W~~	3,772,414,984,738
Deduction: Dividends on hybrid securities		(20,097,875,000)		(51,439,625,000)

Profit attributable to ordinary equity holders of the Parent Company		1,278,026,140,261		3,720,975,359,738
Adjustments: Interest expense on exchangeable bonds		591,619,704		1,755,567,167

Adjusted profit for diluted earnings per share	~~W~~	1,278,617,759,965	~~W~~	3,722,730,926,905

(In Korean won)	2020
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,166,379,714,537	~~W~~	2,877,311,407,252
Deduction: Dividends on hybrid securities		(6,580,625,000)		(13,093,125,000)

Profit attributable to ordinary equity holders of the Parent Company		1,159,799,089,537		2,864,218,282,252
Adjustments: Interest expense on exchangeable bonds		210,675,256		210,675,256

Adjusted profit for diluted earnings per share	~~W~~	1,160,009,764,793	~~W~~	2,864,428,957,508

29.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2021		2020
	Three months	Nine months	Three months	Nine Months
Weighted average number of ordinary shares outstanding	389,634,335	389,634,335	389,634,335	389,634,335
Adjustment:
Stock grants	3,495,172	3,697,690	3,114,369	3,297,357
Exchangeable bonds	5,000,000	5,000,000	1,793,478	602,190

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,129,507	398,332,025	394,542,182	393,533,882

29.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2021
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	1,278,617,759,965	~~W~~	3,722,730,926,905
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,129,507		398,332,025

Diluted earnings per share	~~W~~	3,212	~~W~~	9,346

(In Korean won and in number of shares)	2020
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	1,160,009,764,793	~~W~~	2,864,428,957,508
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		394,542,182		393,533,882

Diluted earnings per share	~~W~~	2,940	~~W~~	7,279

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

30. Insurance Contracts

30.1 Insurance Liabilities

Details of insurance liabilities by insurance types as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021
	Non-life insurance		Life insurance		Others		Total
Premium reserve *	~~W~~	25,864,870	~~W~~	24,194,838	~~W~~	—	~~W~~	50,059,708
Reserve for outstanding claims		3,277,685		265,719		2,346		3,545,750
Unearned premium reserve		1,966,685		12,201		580		1,979,466
Reserve for dividend to policyholders		124,121		37,105		—		161,226
Reserve for distribution of earnings to policyholders		69,292		7,126		—		76,418
Reserve for loss compensation on participating insurance		20,090		7,822		—		27,912
Guarantee reserve		—		926,747		—		926,747

	~~W~~	31,322,743	~~W~~	25,451,558	~~W~~	2,926	~~W~~	56,777,227

(In millions of Korean won)	December 31, 2020
	Non-life insurance		Life insurance		Others		Total
Premium reserve *	~~W~~	24,990,530	~~W~~	23,264,955	~~W~~	—	~~W~~	48,255,485
Reserve for outstanding claims		2,885,006		252,883		2,426		3,140,315
Unearned premium reserve		1,859,367		9,450		896		1,869,713
Reserve for dividend to policyholders		129,660		41,024		—		170,684
Reserve for distribution of earnings to policyholders		51,292		5,009		—		56,301
Reserve for loss compensation on participating insurance		20,090		6,818		—		26,908
Guarantee reserve		—		895,890		—		895,890

	~~W~~	29,935,945	~~W~~	24,476,029	~~W~~	3,322	~~W~~	54,415,296

*	Includes negative Value of Business Acquired (“VOBA”) amounting to ~~W~~ 2,465,034 million and ~~W~~ 2,698,010 million as of September 30, 2021 and December 31, 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

30.2 Net Insurance Income

Details of insurance income and expenses for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Insurance Income
Premium income	~~W~~	11,131,124	~~W~~	9,426,396
Reinsurance income		699,521		620,730
Reversal of policy reserves		396		120
Separate account income		229,628		146,026
Income from change in reinsurance assets		164,442		191,850
Other insurance income		9,046		5,001

		12,234,157		10,390,123

Insurance Expenses
Insurance claims paid		4,142,336		3,904,634
Dividend expenses		10,518		8,443
Refunds of surrender value		3,052,592		2,414,155
Reinsurance expenses		879,576		839,739
Provision for policy reserves		2,324,441		1,779,123
Separate account expenses		85,208		82,715
Administration expenses		486,592		336,117
Amortization of deferred acquisition costs		618,875		551,287
Expenses from change in reinsurance assets		—		276
Claim survey expenses paid		44,534		43,831
Other insurance expenses		126,643		140,156

		11,771,315		10,100,476

Net insurance income	~~W~~	462,842	~~W~~	289,647

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

30.3 Application of the Overlay Approach

Upon initial application of Korean IFRS No. 1109, the Group applied the overlay approach in accordance with Korean IFRS No. 1104.

30.3.1 Details of financial assets with the overlay approach applied as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	105,572	~~W~~	70,312
Debt securities		8,061,348		7,363,457
Equity securities		233,954		305,337

	~~W~~	8,400,874	~~W~~	7,739,106

30.3.2 Changes in net gains on overlay adjustment for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021		2020
Beginning	~~W~~	339,202	~~W~~	187,077
Recognition of other comprehensive income due to acquisition and valuation		162,962		67,661
Reclassification to profit or loss due to disposal		(52,743)		(19,142)

Ending	~~W~~	449,421	~~W~~	235,596

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

31. Statement of Cash Flows

31.1 Details of cash and cash equivalents as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Cash	~~W~~	2,619,468	~~W~~	2,560,970
Checks with other banks		342,518		327,781
Due from the Bank of Korea		14,527,401		12,340,532
Due from other financial institutions		10,338,428		10,379,559

		27,827,815		25,608,842

Due from financial institutions measured at fair value through profit or loss		225,799		100,094

		28,053,614		25,708,936

Deduction:
Restricted due from financial institutions		(17,984,853)		(15,303,363)
Due from financial institutions with original maturities over three months		(1,403,329)		(1,720,481)

		(19,388,182)		(17,023,844)

	~~W~~	8,665,432	~~W~~	8,685,092

31.2 Cash inflows and outflows from income tax, interests and dividends for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	Activity	2021		2020
Income tax paid	Operating	~~W~~	956,131	~~W~~	869,387
Interest received	Operating		11,219,457		11,298,996
Interest paid	Operating		3,056,074		3,823,883
Dividends received	Operating		220,290		154,154
Dividends paid	Financing		1,033,319		874,185

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

32. Contingent Liabilities and Commitments

32.1 Details of acceptances and guarantees as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	157,242	~~W~~	144,457
Others		868,201		1,048,848

		1,025,443		1,193,305

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		390,158		221,422
Letter of guarantees		61,932		45,693
Bid bond		24,307		72,037
Performance bond		863,589		703,826
Refund guarantees		774,829		801,445
Others		2,264,434		3,072,099

		4,379,249		4,916,522

Financial guarantees:
Acceptances and guarantees for issuance of debenture		10,040		10,040
Acceptances and guarantees for mortgage		51,103		89,302
Overseas debt guarantees		484,356		410,470
International financing guarantees in foreign currencies		180,206		197,097
Others		50,951		50,950

		776,656		757,859

		6,181,348		6,867,686

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,827,916		2,094,989
Refund guarantees		930,104		344,112

		3,758,020		2,439,101

	~~W~~	9,939,368	~~W~~	9,306,787

32.2 Details of commitments as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Commitments
Corporate loan commitments	~~W~~	43,262,168	~~W~~	40,253,100
Retail loan commitments		47,412,554		46,450,857
Credit line of credit cards		70,230,334		65,325,863
Purchase of other securities		7,080,719		7,104,163

		167,985,775		159,133,983

Financial Guarantees
Credit line		5,420,084		3,522,809
Purchase of securities		460,490		683,800

		5,880,574		4,206,609

	~~W~~	173,866,349	~~W~~	163,340,592

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

32.3 Other Matters (including litigation)

a) The Group has 134 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with an aggregate claims of ~~W~~ 743,974 million, and 275 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with an aggregate claims of ~~W~~ 389,022 million, which arose in the normal course of the business, as of September 30, 2021. Details of major pending lawsuits in which the Group is a defendant are as follows:

(in number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~48,068

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses).

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

					Application for incineration by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]

KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	100,000	The plaintiffs OOOO Securities and OOOO Life Insurance filed lawsuits, claiming that the KB Securities Co., Ltd. provided false information on major matters in the product description while selling JB Australia NDIS Private Fund No.1 (on April 25, 2019, plaintiffs invested ~~W~~ 50 billion each) (a) (Primary claim) requesting KB Securities Co., Ltd. to return unjust enrichment of ~~W~~ 100 billion for cancelation of sales contracts of beneficiary certificates due to an error or termination of the contract due to default, (b) (Secondary claim) requesting for compensation for damages in investments amounting to ~~W~~ 100 billion due to violation of the investor protection obligation and fraudulent transactions of KB Securities Co., Ltd. and OOO Asset Management.	First trial is in progress (The 3rd pleading is scheduled for December 21, 2021).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

32.3 Other Matters (including litigation) (cont’d)

b) At the board of directors of Kookmin Bank held on August 18, 2021, a resolution was made to acquire remaining 30% shares of PRASAC Microfinance Institution Plc. (“PRASAC”), a subsidiary of Kookmin Bank (one share acquired by Kookmin Bank Cambodia Plc., a subsidiary). In this regard, Kookmin Bank entered into a forward contract with non-controlling shareholders of PRASAC and determined the attribution ratio between controlling and non-controlling interests as of September 30, 2021, in consideration of the eventual exercise of the forward contract. Meanwhile, the legal ownership increased to 100% as the payment and share acquisition were completed on October 19, 2021.

c) Kookmin Bank has entered into an agreement with PT Bosowa Corporindo, a major shareholder of PT Bank KB Bukopin Tbk. Under this agreement, Kookmin Bank and PT Bosowa Corporindo have a right of first refusal and a tag-along right. In addition, Kookmin Bank can exercise its drag-along right for two years from the time three years have elapsed since the acquisition date (July 27, 2018) in certain cases, such as violation of the agreement between shareholders.

d) In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the incident, KB Kookmin Card Co., Ltd. faces 3 and 2 legal claims filed as a defendant, with an aggregate claim of ~~W~~ 164 million and ~~W~~ 108 million as of September 30, 2021 and December 31, 2020. In addition, the Group takes out the personal information protection liability insurance as of September 30, 2021.

e) As of September 30, 2021, KB Capital Co., Ltd. is not able to dispose, transfer or collateralize the shares or rights of shares of KB KOLAO Leasing Co., Ltd. (“joint-venture lease company”) to a third party without the written consent of both KB Kookmin Card Co., Ltd. and LVMC Holdings (formerly Kolao Holdings), for five years (the restriction period for the disposal of its equity) after February 8, 2017. However, KB Kookmin Card Co., Ltd. and KB Capital Co., Ltd. may transfer all or part of their shares in the joint-venture lease company to affiliates of KB Financial Group Inc., who agree to comply with all the terms and conditions of this agreement on the establishment and operation of the joint-venture lease company and agree to succeed their responsibility for the joint-venture lease company. Meanwhile, KB KOLAO Leasing Co., Ltd. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are more than three months overdue to Lanexang Leasing Co., Ltd. in accordance with an agreement.

f) As of September 30, 2021, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after the completion date of the share purchase (May 18, 2020). If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method and others. Meanwhile, the shareholders of PT Sunindo Kookmin Best Finance can receive dividends for up to 20% of net profit after taxes for each fiscal year starting from three years after the fiscal year in which profit available for dividend occurs.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

32.3 Other Matters (including litigation) (cont’d)

g) KB Securities Co., Ltd., as a sales agency, sold ~~W~~ 326,500 million of private equity funds and trusts, which loans to corporations (borrower) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund is impossible due to the breach of contract by local borrowers in Australia, therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which KB Securities Co., Ltd. is the defendant as of September 30, 2021. There is a possibility that additional lawsuits will be filed in the future, but the magnitude and final outcome of the lawsuit are unpredictable.

h) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of September 30, 2021, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ~~W~~ 211,700 million. Meanwhile, KB Securities Co., Ltd. sold ~~W~~ 68,100 million of feeder funds of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds were transferred to Wellbridge Asset Management (the bridge management company). Recovery and distribution are in progress by the bridge management company. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. In this regard, KB Securities Co., Ltd. faces one claim filed as a defendant as of September 30, 2021. There is a possibility that additional lawsuits will be filed in the future, but the impact on the consolidated financial statements cannot be predicted at this time.

i) The proliferation of COVID-19 has had a negative impact on the global economy, which may have an impact on the expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Group as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.
•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.
•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchanges transactions.

•	A significant decrease in the fair value of the Group’s investment in an entity that could be affected by COVID-19 pandemic can occur.

Meanwhile, the impact on expected credit losses related to COVID-19 is described in Note 10.1 Changes in allowances for credit losses of loans and Note 18.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

33. Subsidiaries

33.1 Details of major consolidated subsidiaries as of September 30, 2021, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Sep. 30	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Sep. 30	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Sep. 30	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Sep. 30	Credit card and installment financing
	Prudential Life Insurance Company of Korea Ltd.	100.00	Korea	Sep. 30	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Sep. 30	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Sep. 30	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00	Korea	Sep. 30	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Sep. 30	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00	Korea	Sep. 30	Savings banking
	KB Investment Co., Ltd.	100.00	Korea	Sep. 30	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Sep. 30	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00	Korea	Sep. 30	Collection of receivables or credit investigation
Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Sep. 30	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Sep. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Sep. 30	Microfinance services
	PRASAC Microfinance Institution Plc.	70.00	Cambodia	Sep. 30	Microfinance services
	PT Bank KB Bukopin Tbk	67.00	Indonesia	Sep. 30	Banking and foreign exchange transaction
	PT Bank Syariah Bukopin	92.78	Indonesia	Sep. 30	Banking
	PT Bukopin Finance	97.03	Indonesia	Sep. 30	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Sep. 30	Banking and foreign exchange transaction

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

33.1 Details of major consolidated subsidiaries as of September 30, 2021, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Sep. 30	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00	China	Sep. 30	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.70	Vietnam	Sep. 30	Investment advisory and securities trading
	KB FINA Joint Stock Company	77.82	Vietnam	Sep. 30	Investment advisory and securities trading
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Sep. 30	Management service
	KBFG Insurance(China) Co., Ltd.	100.00	China	Sep. 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Sep. 30	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Sep. 30	Claim service
	KB Sonbo CNS	100.00	Korea	Sep. 30	Management service
	KB Golden Life Care Co., Ltd.	100.00	Korea	Sep. 30	Service
KB Kookmin Card Co., Ltd.	KB Daehan Specialized Bank Plc.	95.71	Cambodia	Sep. 30	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00	Indonesia	Sep. 30	Auto Installment finance
	KB J Capital Co., Ltd.	49.99	Thailand	Sep. 30	Service
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Sep. 30	Auto Installment finance
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING Co., Ltd.	80.00	Laos	Sep. 30	Auto Installment finance
Kookmin Bank, KB Data System Co., Ltd.	PT KB DATA SYSTEMS INDONESIA	100.00	Indonesia	Sep. 30	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Sep. 30	General advisory

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

33.2 Details of consolidated structured entities as of September 30, 2021, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	MS Sejong 4th Co., Ltd. and 121 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund and 167 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than a majority of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

33.3 Condensed financial information of major subsidiaries as of September 30, 2021 and December 31, 2020, and for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)

	September 30, 2021						2021
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	470,714,550	~~W~~	437,972,356	~~W~~	32,742,194	~~W~~	21,409,978	~~W~~	2,200,320	~~W~~	3,257,499
KB Securities Co., Ltd. [1,2]		57,203,861		51,770,750		5,433,111		6,920,421		543,287		575,584
KB Insurance Co., Ltd. [1,2]		41,097,411		36,979,630		4,117,781		10,658,431		269,184		102,308
KB Kookmin Card Co., Ltd. [1]		27,021,868		22,512,705		4,509,163		2,612,848		374,116		397,758
Prudential Life Insurance Company of Korea Ltd. [2]		25,615,190		23,392,227		2,222,963		1,496,273		255,596		(16,964)
KB Asset Management Co., Ltd. [1]		363,077		135,065		228,012		190,797		60,760		59,933
KB Capital Co., Ltd. [1,2]		14,180,610		12,591,141		1,589,469		1,204,562		170,659		170,492
KB Life Insurance Co., Ltd.		10,800,819		10,300,091		500,728		1,840,580		(18,076)		(81,399)
KB Real Estate Trust Co., Ltd. [1]		475,898		110,168		365,730		129,881		71,206		71,207
KB Savings Bank Co., Ltd.		2,587,052		2,328,375		258,677		108,582		15,591		19,107
KB Investment Co., Ltd. [1]		953,582		711,621		241,961		103,132		21,816		21,820
KB Data System Co., Ltd. [1]		57,570		40,556		17,014		128,019		(420)		(445)
KB Credit Information Co., Ltd.		27,677		11,771		15,906		29,754		(15)		(31)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

33.3 Condensed financial information of major subsidiaries as of September 30, 2021 and December 31, 2020, and for the nine-month periods ended September 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2020						2020
	Assets		Liabilities		Equity		Operating revenue		Profit attributable to shareholders of the Parent Company		Total compre- hensive income attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	438,444,114	~~W~~	408,036,040	~~W~~	30,408,074	~~W~~	17,532,794	~~W~~	1,882,378	~~W~~	1,974,108
KB Securities Co., Ltd. [1,2]		57,570,654		52,516,488		5,054,166		7,898,958		338,495		393,669
KB Insurance Co., Ltd. [1,2]		39,125,869		35,093,312		4,032,557		10,079,955		185,952		271,460
KB Kookmin Card Co., Ltd. [1]		24,071,644		19,789,958		4,281,686		2,380,750		255,222		227,840
Prudential Life Insurance Company of Korea Ltd. [2]		25,121,656		22,681,729		2,439,927		154,987		11,057		64,287
KB Asset Management Co., Ltd. [1]		335,601		112,522		223,079		135,986		39,448		40,185
KB Capital Co., Ltd. [1,2]		12,823,748		11,392,177		1,431,571		946,927		114,782		113,637
KB Life Insurance Co., Ltd.		10,424,916		9,842,789		582,127		1,438,810		9,186		16,075
KB Real Estate Trust Co., Ltd. [1]		437,619		108,096		329,523		106,364		55,489		55,490
KB Savings Bank Co., Ltd.		1,883,720		1,658,116		225,604		76,155		13,224		12,634
KB Investment Co., Ltd. [1]		848,693		618,552		230,141		91,259		16,472		16,475
KB Data System Co., Ltd.		40,347		23,024		17,323		115,465		92		82
KB Credit Information Co., Ltd.		27,711		11,773		15,938		29,090		261		258

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

33.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

33.4.1 The Group has provided payment guarantees of ~~W~~ 4,772,644 million to K plus 1st L.L.C and other subsidiaries.

33.4.2 The Group provides capital commitment to 28 subsidiaries including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 1,469,786 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

33.4.3 The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

33.5 Changes in Subsidiaries

33.5.1 Subsidiaries newly included in consolidation for the nine-month period ended September 30, 2021, are as follows:

Company	Reasons of obtaining control
PT KB DATA SYSTEMS INDONESIA and 12 others	Holds more than a majority of the ownership interests

Able Guwall 1st Co., Ltd. and 54 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB Global Private Real Estate Debt Fund No.11 and 26 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

KB Global Commerce Private Equity Investment Fund and 1 other	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests

33.5.2 Subsidiaries excluded from consolidation for the nine-month period ended September 30, 2021, are as follows:

Company	Reasons of losing control
Able Hana Co., Ltd. and 59 others	Termination of the commitments

KB SAUDI SEPCO II Private Special Asset Fund and 15 others	Liquidation

Aquila Global Real Assets Fund No.1 LP and 4 others	Disposal

KB Global ESG Securities Feeder Fund (Equity) and 3 others	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 12 for details of investments in associates and joint ventures.

34.1 Profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)		2021		2020
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	4,262	~~W~~	5,084
Korea Credit Bureau Co., Ltd.	Interest expense		5		4
	Fee and commission income		686		725
	Insurance income		3		4
	Fee and commission expense		3,211		2,753
	Other operating expense		4		—
KB GwS Private Securities Investment Trust *	Fee and commission income		146		639
Incheon Bridge Co., Ltd.	Interest income		3,165		3,189
	Interest expense		117		257
	Fee and commission income		16		17
	Fee and commission expense		4		4
	Insurance income		180		208
	Gains on financial instruments at fair value through profit or loss		—		1,246
	Losses on financial instruments at fair value through profit or loss		415		—
	Reversal of credit losses		460		—
	Provision for credit losses		1		498
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	Fee and commission income		—		12
Aju Good Technology Venture Fund	Interest expense		16		14
KB Star Office Private Real Estate Investment Trust No.1	Interest income		277		278
	Interest expense		4		53
	Fee and commission income		325		327
RAND Bio Science Co., Ltd.	Interest expense		—		10
SY Auto Capital Co., Ltd.	Interest income		718		640
	Fee and commission income		65		26
	Fee and commission expense		10		50
	Insurance income		31		30
	Other operating income		543		1,533
	Other operating expense		56		98
	Reversal of credit losses		—		17
	Provision for credit losses		11		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.1 Profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		2021		2020
Associates and joint ventures
Food Factory Co., Ltd.	Interest income	~~W~~	52	~~W~~	32
	Interest expense		4		10
	Insurance income		6		4
	Fee and commission expense		2		—
	Gains on financial instruments at fair value through profit or loss		—		48
	Losses on financial instruments at fair value through profit or loss		2		—
	Reversal of credit losses		6		—
KB Pre IPO Secondary Venture Fund No.1	Interest expense		—		3
	Fee and commission income		83		83
KB Private Equity Fund No.3 *	Fee and commission income		—		359
Acts Co., Ltd.	Interest income		—		1
	Insurance income		1		—
APRO Co., Ltd. *	Interest income		—		7
	Interest expense		—		1
	Insurance income		—		2
	Provision for credit losses		—		1
POSCO-KB Shipbuilding Fund	Fee and commission income		170		319
Dae-A Leisure Co., Ltd.	Interest expense		1		6
Paycoms Co., Ltd.	Interest income		7		8
	Gains on financial instruments at fair value through profit or loss		48		36
Big Dipper Co., Ltd.	Fee and commission expense		496		652
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		1		22
	Fee and commission income		152		300
KB-TS Technology Venture Private Equity Fund	Fee and commission income		218		126
KB-SJ Tourism Venture Fund	Fee and commission income		213		253
Banksalad Co., Ltd.	Gains on financial instruments at fair value through profit or loss		14		—
	Losses on financial instruments at fair value through profit or loss		1,344		—
	Fee and commission income		27		27
	Fee and commission expense		46		—
Iwon Alloy Co., Ltd.	Insurance income		—		1
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss		126		122
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		29		—
	Other non-operating income		—		25
	Gains on financial instruments at fair value through profit or loss		188		231
	Losses on financial instruments at fair value through profit or loss		52		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.1 Profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		2021		2020
Associates and joint ventures
KB-MDI Centauri Fund LP	Fee and commission income	~~W~~	288	~~W~~	223
	Gains on financial instruments at fair value through profit or loss		174		—
	Losses on financial instruments at fair value through profit or loss		206		26
Hibiscus Fund LP	Fee and commission income		246		—
RMG-KB BP Management Ltd.	Gains on financial instruments at fair value through profit or loss		1		—
	Fee and commission income		17		—
S&E BIO	Interest expense		1		1
Contents First	Interest expense		59		10
December & Company Inc.	Insurance income		81		—
GENINUS Inc.	Interest expense		23		—
	Provision for credit losses		3		—
Wyatt Corp.	Gains on financial instruments at fair value through profit or loss		5,398		—
	Insurance income		53		45
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		13		34
	Fee and commission income		514		734
Spark Biopharma Inc.	Interest expense		3		—
SKYDIGITAL INC.	Fee and commission income		2		3
KB No.17 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		22		—
	Losses on financial instruments at fair value through profit or loss		8		44
	Interest expense		11		19
KB No.18 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		100		37
	Interest expense		16		24
KB No.19 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		97		—
	Losses on financial instruments at fair value through profit or loss		—		10
	Interest expense		6		11
KB No.20 Special Purpose Acquisition Company	Fee and commission income		—		210
	Gains on financial instruments at fair value through profit or loss		119		1,542
	Interest expense		10		20
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		365		488
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		374		1,154

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.1 Profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		2021		2020
Associates and joint ventures
COSES GT	Interest income	~~W~~	13	~~W~~	1
	Interest expense		1		—
	Provision for credit losses		1		4
	Reversal of credit losses		3		—
	Insurance income		1		—
Mantisco Co., Ltd.	Interest expense		1		—
WJ Private Equity Fund No.1	Fee and commission income		6		3
UPRISE, Inc.	Interest income		5		—
	Provision for credit losses		—		1
	Reversal of credit losses		1		—
CellinCells Co., Ltd.	Interest expense		—		4
Bomapp Inc.	Fee and commission expense		5		6
	Insurance income		—		7
KB Social Impact Investment Fund	Fee and commission income		225		225
KB-UTC Inno-Tech Venture Fund	Fee and commission income		381		292
KBSP Private Equity Fund No.4	Fee and commission income		291		378
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		898		237
JR GLOBAL REIT *	Fee and commission income		—		6,210
IGIS No.371 Professional Investors’ Real Estate Investment Company *	Fee and commission income		—		200
Koreit Tower Real Estate Investment Trust Company *	Fee and commission income		—		2,852
2020 KB Fintech Renaissance Fund	Fee and commission income		110		23
KB Material and Parts No.1 PEF	Fee and commission income		264		—
FineKB Private Equity Fund No.1	Fee and commission income		387		—
KB Bio Private Equity No.3 Ltd.	Fee and commission income		270		—
K The 15th REIT Co., Ltd. *	Fee and commission income		500		—
	Insurance income		1		—
Bluepointpartners Inc.	Gains on financial instruments at fair value through profit or loss		599		—
KB-Solidus Global Healthcare Fund	Fee and commission income		33		590
Fabric Time Co., Ltd.	Fee and commission income		6		6
	Interest expense		9		34
GOMI CORPORATION	Interest income		5		—
	Provision for credit losses		11		—
BNF Corporation Ltd. *	Interest income		—		401
	Fee and commission income		—		2
	Provision for credit losses		—		8
KB Cape No.1 Private Equity Fund	Fee and commission income		72		72
	Losses on financial instruments at fair value through profit or loss		103		—
Keystone-Hyundai Securities No.1 Private Equity Fund *	Fee and commission income		67		92

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.1 Profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)		2021		2020
Other
Retirement pension	Fee and commission income	~~W~~	1,010	~~W~~	904
	Interest expense		2		2

*	Excluded from the Group’s related party as of September 30, 2021.

Meanwhile, the Group purchased installment financial assets, etc. from SY Auto Capital Co., Ltd. amounting to ~~W~~ 666,779 million and ~~W~~ 1,074,968 million for the nine-month periods ended September 30, 2021 and 2020, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)		September 30, 2021		December 31, 2020
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,395	~~W~~	1,733
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		38		36
	Deposits		5,514		19,982
	Insurance liabilities		2		1
	Other liabilities		54		623
KB GwS Private Securities Investment Trust *	Other assets		—		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		38,341		38,756
	Loans measured at amortized cost (gross amount)		118,832		133,002
	Allowances for credit losses		18		202
	Other assets		—		545
	Deposits		37,485		39,520
	Provisions		17		292
	Insurance liabilities		129		109
	Other liabilities		67		205
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Insurance liabilities		—		1
Dae-A Leisure Co., Ltd.	Deposits		336		636
	Other liabilities		—		21
Aju Good Technology Venture Fund	Deposits		5,642		3,093
	Other liabilities		13		1
KB Star Office Private Real Estate Investment Trust No.1	Loans measured at amortized cost (gross amount)		10,000		10,000
	Allowances for credit losses		5		5
	Other assets		246		137
	Deposits		2,619		4,255
	Other liabilities		—		24
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		12,828		8,097
	Other liabilities		2		1
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		230		349
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		1,897		2,000
	Other assets		216		144
RAND Bio Science Co., Ltd.	Deposits		811		693
	Loans measured at amortized cost (gross amount)		2		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2021		December 31, 2020
Associates and joint ventures
SY Auto Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	40,050	~~W~~	40,060
	Allowances for credit losses		67		57
	Other assets		165		65
	Deposits		15		6
	Insurance liabilities		25		13
	Other liabilities		30		76
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss		660		662
	Loans measured at amortized cost (gross amount)		3,574		3,210
	Allowances for credit losses		4		8
	Other assets		—		3
	Deposits		735		1,555
	Provisions		—		2
	Insurance liabilities		5		5
	Other liabilities		4		9
KB Pre IPO Secondary Venture Fund No.1	Deposits		147		629
Acts Co., Ltd.	Deposits		62		18
	Insurance liabilities		2		1
	Other liabilities		100		100
POSCO-KB Shipbuilding Fund	Other assets		170		264
Paycoms Co., Ltd.	Other assets		—		1
	Financial assets at fair value through profit or loss		1,275		1,226
	Deposits		1		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		18		4
	Deposits		—		1
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		832		923
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		6,216		4,250
	Other liabilities		88		71
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		13		9
Wyatt Corp.	Financial assets at fair value through profit or loss		11,398		6,000
	Deposits		1		1
	Insurance liabilities		128		39
SKYDIGITAL INC.	Deposits		1		15
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		7,811		9,141

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2021		December 31, 2020
Associates and joint ventures
Spark Biopharma Inc.	Financial assets at fair value through profit or loss	~~W~~	4,950	~~W~~	—
	Deposits		1,492		—
	Other liabilities		1		—
UPRISE, Inc.	Financial assets at fair value through profit or loss		1,250		250
	Loans measured at amortized cost (gross amount)		—		500
	Allowances for credit losses		—		1
	Deposits		595		11
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
	Deposits		—		13
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		21		24
	Deposits		57		260
Jo Yang Industrial Co., Ltd.	Deposits		1		2
KB No.17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,701		2,687
	Deposits		1,701		1,711
	Other liabilities		9		23
KB No.18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,972		3,873
	Deposits		2,094		2,101
	Other liabilities		8		19
KB No.19 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,151		2,055
	Deposits		1,026		1,053
	Other liabilities		2		3
KB No.20 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,186		3,067
	Deposits		1,682		1,716
	Other liabilities		12		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2021		December 31, 2020
Associates and joint ventures
COSES GT	Financial assets at fair value through profit or loss	~~W~~	4,930	~~W~~	4,930
	Loans measured at amortized cost (gross amount)		501		500
	Allowances for credit losses		2		4
	Other assets		—		1
	Deposits		1,004		292
	Insurance liabilities		—		1
	Other liabilities		1		—
	Provisions		1		—
IDTECK CO., LTD.	Insurance liabilities		1		—
Bomapp Inc.	Financial assets at fair value through profit or loss		1,999		1,999
	Insurance liabilities		—		2
Channel Corporation	Financial assets at fair value through profit or loss		14,551		4,551
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		7,000		5,000
KB-Solidus Global Healthcare Fund	Other assets		486		707
Bioprotect Ltd.	Financial assets at fair value through profit or loss		3,390		3,264
GOMI CORPORATION	Financial assets at fair value through profit or loss		2,500		500
	Loans measured at amortized cost (gross amount)		2,216		9
	Allowances for credit losses		11		—
	Deposits		391		37
	Other liabilities		1		—
Copin Communications, Inc.	Financial assets at fair value through profit or loss		4,801		1,500
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
S&E BIO	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		489		1,142
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		2,031		1,432
4N Inc.	Financial assets at fair value through profit or loss		200		200
	Deposits		11		76
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		2,100		2,100

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2021		December 31, 2020
Associates and joint ventures
Contents First	Financial assets at fair value through profit or loss	~~W~~	7,277	~~W~~	6,146
	Deposits		15,324		1,823
	Other liabilities		53		7
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		8,766		4,280
	Other assets		596		308
OKXE Inc.	Financial assets at fair value through profit or loss		800		800
GENINUS Inc.	Financial assets at fair value through profit or loss		5,599		5,599
	Loans measured at amortized cost (gross amount)		7		—
	Allowances for credit losses		3		—
	Deposits		3,613		13,630
	Other liabilities		—		15
Mantisco Co., Ltd.	Loans measured at amortized cost (gross amount)		1		—
	Financial assets at fair value through profit or loss		3,000		—
	Deposits		394		—
IMBiologics Corp.	Loans measured at amortized cost (gross amount)		22		—
	Financial assets at fair value through profit or loss		5,000		—
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)		2		—
	Deposits		1,273		—
	Financial assets at fair value through profit or loss		1,996		—
Spark Biopharma Inc.	Loans measured at amortized cost (gross amount)		12		—
FineKB Private Equity Fund No.1	Other assets		139		38
NEOMIO CORP.	Deposits		—		535
December & Company Inc.	Deposits		1		1
	Insurance liabilities		37		—
K The 15th REIT Co., Ltd.	Insurance liabilities		4		—
KB Social Impact Investment Fund	Other assets		75		—
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		2,200		—
G1 Playground Co., Ltd.	Financial assets at fair value through profit or loss		1,000		—
	Deposits		637		—
Pin Therapeutics Inc.	Financial assets at fair value through profit or loss		3,000		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2021		December 31, 2020
Associates and joint ventures
Hibiscus Fund LP	Financial assets at fair value through profit or loss	~~W~~	4,618	~~W~~	—
	Other assets		124		—
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		—
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		7		—
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		348		—
	Other assets		17		—
Fabric Time Co., Ltd.	Financial assets at fair value through profit or loss		3,345		3,345
	Loans measured at amortized cost (gross amount)		19		59
	Provisions		—		1
	Deposits		868		3,947
	Other liabilities		9		40
Key management	Loans measured at amortized cost (gross amount)		4,381		5,153
	Allowances for credit losses		2		2
	Other assets		4		5
	Deposits		18,479		17,167
	Provisions		1		—
	Insurance liabilities		2,627		2,501
	Other liabilities		344		371
Other
Retirement pension	Other assets		940		295
	Other liabilities		354		10,600

*	Excluded from the Group’s related party as of September 30, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.3 Significant lending transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Increase		Decrease		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	38	~~W~~	(36)	~~W~~	38
Incheon Bridge Co., Ltd.		171,758		7		(14,592)		157,173
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		(103)		1,897
RAND Bio Science Co., Ltd.		1		2		(1)		2
SY Auto Capital Co., Ltd.		40,060		50		(60)		40,050
Food Factory Co., Ltd.		3,872		396		(34)		4,234
Paycoms Co., Ltd.		1,226		49		—		1,275
Big Dipper Co., Ltd.		4		18		(4)		18
RMGP Bio-Pharma Investment Fund, L.P.		4,250		1,966		—		6,216
RMGP Bio-Pharma Investment, L.P.		9		4		—		13
Wyatt Corp.		6,000		5,398		—		11,398
Banksalad Co., Ltd.		9,141		—		(1,330)		7,811
UPRISE, Inc.		750		1,000		(500)		1,250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,024		21		(24)		2,021
KB No.17 Special Purpose Acquisition Company		2,687		14		—		2,701
KB No.18 Special Purpose Acquisition Company		3,873		99		—		3,972
KB No.19 Special Purpose Acquisition Company		2,055		96		—		2,151
KB No.20 Special Purpose Acquisition Company		3,067		119		—		3,186
COSES GT		5,430		1		—		5,431
Bomapp Inc.		1,999		—		—		1,999
Channel Corporation		4,551		10,000		—		14,551
MitoImmune Therapeutics		5,000		2,000		—		7,000
Bioprotect Ltd.		3,264		126		—		3,390
GOMI CORPORATION		509		4,216		(9)		4,716
Copin Communications, Inc.		1,500		3,301		—		4,801
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E BIO		2,000		—		—		2,000
Bluepointpartners Inc.		1,432		599		—		2,031
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First		6,146		1,131		—		7,277
KB-MDI Centauri Fund LP		4,280		4,486		—		8,766
Fabric Time Co., Ltd.		3,404		19		(59)		3,364
OKXE Inc.		800		—		—		800

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.3 Significant lending transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Increase		Decrease		Ending
Associates and joint ventures
GENINUS Inc.	~~W~~	5,599	~~W~~	7	~~W~~	—	~~W~~	5,606
Checkmate Therapeutics Inc.		—		2,200		—		2,200
Mantisco Co., Ltd.		—		3,001		—		3,001
IMBiologics Corp.		—		5,022		—		5,022
Spark Biopharma Inc.		—		4,962		—		4,962
G1 Playground Co., Ltd.		—		1,000		—		1,000
Pin Therapeutics Inc.		—		3,000		—		3,000
Hibiscus Fund LP		—		4,618		—		4,618
SuperNGine Co., Ltd.		—		1,998		—		1,998
Desilo Inc.		—		3,168		—		3,168
RMG-KB BioAccess Fund L.P.		—		7		—		7
RMG-KB BP Management Ltd.		—		348		—		348
Key management		5,153		2,900		(3,672)		4,381

(In millions of Korean won)	2020
	Beginning		Increase		Decrease		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	43	~~W~~	37	~~W~~	(43)	~~W~~	37
Incheon Bridge Co., Ltd.		185,564		1,252		(11,032)		175,784
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		—		2,000
RAND Bio Science Co., Ltd.		1		2		(1)		2
SY Auto Capital Co., Ltd.		41,990		11,726		(13,240)		40,476
Food Factory Co., Ltd.		2,582		59		(23)		2,618
Acts Co., Ltd.		—		74		(74)		—
Paycoms Co., Ltd.		1,157		37		—		1,194
Big Dipper Co., Ltd.		11		3		(11)		3
APRO Co., Ltd. *		2,019		2,000		(4,019)		—
Carlife Co., Ltd.		—		22		(9)		13
RMGP Bio-Pharma Investment Fund, L.P.		3,419		1,262		—		4,681
RMGP Bio-Pharma Investment, L.P.		8		1		—		9
Wyatt Corp.		6,000		—		—		6,000
Rainist Co., Ltd.		7,504		—		—		7,504
UPRISE, Inc.		250		500		—		750
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,004		4		(4)		2,004
KB No.17 Special Purpose Acquisition Company		2,683		—		(43)		2,640
KB No.18 Special Purpose Acquisition Company		3,786		2		38		3,826
KB No.19 Special Purpose Acquisition Company		2,043		—		(9)		2,034

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.3 Significant lending transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Beginning		Increase		Decrease		Ending
KB No.20 Special Purpose Acquisition Company	~~W~~	1,499	~~W~~	1,542	~~W~~	—	~~W~~	3,041
COSES GT		2,930		2,500		—		5,430
CWhy Inc.		2,000		—		—		2,000
Bomapp Inc.		1,999		—		—		1,999
ZOYI Corporation INC.		2,000		2,551		—		4,551
MitoImmune Therapeutics		5,000		—		—		5,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		722		—		722
Bioprotect Ltd.		—		3,602		—		3,602
GOMI CORPORATION		—		506		—		506
Copin Communications, Inc.		—		1,500		—		1,500
Go2joy Co., Ltd.		—		1,200		—		1,200
ClavisTherapeutics, Inc.		—		2,000		—		2,000
S&E BIO		—		2,000		—		2,000
Bluepointpartners Inc.		—		1,500		—		1,500
4N Inc.		—		200		—		200
Xenohelix Co., Ltd.		—		2,100		—		2,100
Contents First		—		6,146		—		6,146
KB-MDI Centauri Fund LP		—		1,756		—		1,756
Fabric Time Co., Ltd.		1,845		1,626		—		3,471
BNF Corporation Ltd. *		3,659		1,000		(4,659)		—
Key management		3,538		4,432		(2,966)		5,004

*	Excluded from the Group’s related party as of September 30, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.4 Significant borrowing transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	19,982	~~W~~	—	~~W~~	(1,000)	~~W~~	(13,468)	~~W~~	5,514
Incheon Bridge Co., Ltd.		39,520		15,000		(20,000)		2,965		37,485
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		636		—		(479)		179		336
SKYDIGITAL INC.		15		—		—		(14)		1
Jo Yang Industrial Co., Ltd.		2		—		—		(1)		1
Aju Good Technology Venture Fund		3,093		1,785		—		764		5,642
KB-KDBC Pre-IPO New Technology Business Investment Fund		923		—		—		(91)		832
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,097		—		—		4,731		12,828
NEOMIO CORP.		535		—		—		(535)		—
WJ Private Equity Fund No.1		349		—		—		(119)		230
KB Star Office Private Real Estate Investment Trust No.1		4,255		—		(1,770)		134		2,619
SY Auto Capital Co., Ltd.		6		—		—		9		15
KB No.17 Special Purpose Acquisition Company		1,711		1,546		(1,525)		(31)		1,701
KB No.18 Special Purpose Acquisition Company		2,101		2,016		(2,063)		40		2,094
KB No.19 Special Purpose Acquisition Company		1,053		1,000		(1,000)		(27)		1,026
KB No.20 Special Purpose Acquisition Company		1,716		—		—		(34)		1,682
RAND Bio Science Co., Ltd.		693		—		(400)		518		811
Food Factory Co., Ltd.		1,555		507		(500)		(827)		735
Acts Co., Ltd.		18		—		—		44		62
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		1		—		—		(1)		—
Wyatt Corp.		1		—		—		—		1
Stratio, Inc.		13		—		—		(13)		—
UPRISE, Inc.		11		—		—		584		595
CellinCells Co., Ltd.		260		—		—		(203)		57
COSES GT		292		—		—		712		1,004
Fabric Time Co., Ltd.		3,947		—		(3,000)		(79)		868
GOMI CORPORATION		37		—		—		354		391
S&E BIO		1,142		—		—		(653)		489
KB Pre IPO Secondary Venture Fund No.1		629		—		—		(482)		147

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.4 Significant borrowing transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2021
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
4N Inc.	~~W~~	76	~~W~~	—	~~W~~	—	~~W~~	(65)	~~W~~	11
Contents First		1,823		20,000		(6,000)		(499)		15,324
December & Company Inc.		1		—		—		—		1
GENINUS Inc.		13,630		—		(5,000)		(5,017)		3,613
Mantisco Co., Ltd.		—		—		—		394		394
Spark Biopharma Inc.		—		1,000		(3,000)		3,492		1,492
G1 Playground Co., Ltd.		—		—		—		637		637
SuperNGine Co., Ltd.		—		—		—		1,273		1,273
Key management		17,167		13,441		(12,913)		784		18,479

(In millions of Korean won)	2020
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	17,966	~~W~~	1,000	~~W~~	—	~~W~~	(13,193)	~~W~~	5,773
Incheon Bridge Co., Ltd.		45,447		20,000		(20,000)		(7,081)		38,366
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		753		—		—		7		760
Carlife Co., Ltd.		—		—		—		13		13
Computerlife Co., Ltd.		1		—		—		(1)		—
SKYDIGITAL INC.		25		—		—		148		173
Jo Yang Industrial Co., Ltd.		2		—		—		(1)		1
Aju Good Technology Venture Fund		5,456		—		—		3,557		9,013
KB-KDBC Pre-IPO New Technology Business Investment Fund		7,054		1,500		(6,500)		(75)		1,979
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		13,118		—		—		1,388		14,506
WJ Private Equity Fund No.1		—		—		—		172		172
KB Star Office Private Real Estate Investment Trust No.1		8,293		2,117		(5,337)		(549)		4,524
SY Auto Capital Co., Ltd.		8		—		—		2,996		3,004
KB No.17 Special Purpose Acquisition Company		1,742		1,525		(1,500)		(44)		1,723
KB No.18 Special Purpose Acquisition Company		2,140		2,063		(2,100)		14		2,117
KB No.19 Special Purpose Acquisition Company		1,093		1,000		(1,000)		(28)		1,065
KB No.20 Special Purpose Acquisition Company		1,984		—		—		(279)		1,705
RAND Bio Science Co., Ltd.		4,452		1,600		(3,200)		(659)		2,193

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.4 Significant borrowing transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows: (cont’d)

(In millions of Korean won)	2020
	Beginning	Borrowing	Repayment	Others [1]	Ending
Wise Asset Management Co., Ltd.	21	—	—	(21)	—
Food Factory Co., Ltd.	1,073	1,503	(500)	(588)	1,488
Acts Co., Ltd.	1	—	—	203	204
Paycoms Co., Ltd.	1	—	—	—	1
Big Dipper Co., Ltd.	6	—	—	30	36
APRO Co., Ltd. [2]	3,201	—	—	(3,201)	—
Wyatt Corp.	—	—	—	1	1
Stratio, Inc.	726	—	—	(515)	211
UPRISE, Inc.	—	—	—	500	500
CellinCells Co., Ltd.	1,545	—	—	(1,115)	430
COSES GT	—	—	—	536	536
Fabric Time Co., Ltd.	395	7,002	(2,801)	464	5,060
BNF Corporation Ltd. [2]	947	—	—	(947)	—
GOMI CORPORATION	—	—	—	77	77
S&E BIO	—	—	—	1,401	1,401
KB IGen Private Equity Fund No.1 [2]	147	—	—	(147)	—
KB Pre IPO Secondary Venture Fund No.1	2,955	—	—	(2,542)	413
4N Inc.	—	—	—	121	121
Contents First	—	4,000	(2,000)	342	2,342
Key management	15,338	17,098	(17,274)	6	15,168

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amounts.
[2]	Excluded from the Group’s related party as of September 30, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.5 Significant investment and withdrawal transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021				2020
	Equity investments		Withdrawal and others		Equity investments		Withdrawal and others
Balhae Infrastructure Company	~~W~~	279	~~W~~	3,620	~~W~~	894	~~W~~	6,973
KB GwS Private Securities Investment Trust *		—		188,836		—		4,167
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No. 2		—		1,950		—		3,230
POSCO-KB Shipbuilding Fund		—		5,925		5,000		2,125
KB Pre IPO Secondary Venture Fund No. 1		—		292		—		418
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		3,000		—		1,000
KB-SJ Tourism Venture Fund		500		—		1,500		—
Korea Credit Bureau Co., Ltd.		—		90		—		90
KB-UTC Inno-Tech Venture Fund		5,085		—		13,050		—
KB-Solidus Global Healthcare Fund		—		—		10,920		2,990
KB-Stonebridge Secondary Private Equity Fund		10,734		10,992		6,062		—
WJ Private Equity Fund No. 1		—		—		10,000		—
All Together Korea Fund No. 2		—		—		100,000		—
KB Star Office Private Real Estate Investment Trust No.1		—		601		—		621
KB SPROTT Renewable Private Equity Fund No.1		—		—		4,129		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		6,968		—		4,332		—
JR GLOBAL REIT *		—		65,025		219,493		—
KB Bio Private Equity No.3 Ltd.		10,000		—		—		—
K The 15th REIT Co., Ltd. *		8,600		8,600		—		—
IGIS No.371 Professional Investors’ Real Estate Investment Company		—		—		10,000		—
Koreit Tower Real Estate Investment Trust Company		—		—		30,000		—
Project Vanilla Co., Ltd.		—		—		2,450		—
December & Company Inc.		—		—		20,400		—
KB Social Impact Investment Fund		1,500		—		1,500		—
2020 KB Fintech Renaissance Fund		—		—		550		—
KB-TS Technology Venture Private Equity Fund		1,510		2,976		2,240		5,488
Keystone-Hyundai Securities No.1 Private Equity Fund *		—		1,925		—		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,000		8,200		—		—
Aju Good Technology Venture Fund		—		769		—		—
G payment Joint Stock Company		9,029		—		—		—
FineKB Private Equity Fund No. 1		8,375		—		—		—

*	Excluded from the Group’s related party as of September 30, 2021.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.6 Unused commitments provided to related parties as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		September 30, 2021		December 31, 2020
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,433
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		564		564
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		93		98
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No. 2	Commitments on loss absorption priority		10,000		14,980
SY Auto Capital Co., Ltd.	Unused lines of credit for credit card		100		90
Food Factory Co., Ltd.	Loan commitments in Korean won		—		388
	Unused lines of credit for credit card		83		73
KB No.17 Special Purpose Acquisition Company	Unused lines of credit for credit card		—		441
KB No.18 Special Purpose Acquisition Company	Unused lines of credit for credit card		15		15
KB No.19 Special Purpose Acquisition Company	Unused lines of credit for credit card		1		—
CellinCells Co., Ltd.	Unused lines of credit for credit card		3		—
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		23		24
Big Dipper Co., Ltd.	Unused lines of credit for credit card		82		96
Fabric Time Co., Ltd.	Unused lines of credit for credit card		481		7
GOMI CORPORATION	Unused lines of credit for credit card		19		—
COSES GT	Unused lines of credit for credit card		29		—
GENINUS Inc.	Unused lines of credit for credit card		53		—
Spark Biopharma Inc.	Unused lines of credit for credit card		38		—
Mantisco Co., Ltd.	Unused lines of credit for credit card		29		—
IMBiologics Corp.	Unused lines of credit for credit card		1		—
SuperNGine Co., Ltd.	Unused lines of credit for credit card		18		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.6 Unused commitments provided to related parties as of September 30, 2021 and December 31, 2020, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit)		September 30, 2021		December 31, 2020
Associates and joint ventures
KB Pre IPO Secondary Venture Fund No. 1	Commitments on loss absorption priority	~~W~~	1,671	~~W~~	1,671
KB-TS Technology Venture Private Equity Fund	Purchase of securities		1,736		3,696
KB-SJ Tourism Venture Fund	Purchase of securities		—		500
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of securities		—		10,000
KB SPROTT Renewable Private Equity Fund No. 1	Purchase of securities		18,704		18,704
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		5,579		18,837
KB Social Impact Investment Fund	Purchase of securities		—		1,500
KB-UTC Inno-Tech Venture Fund	Purchase of securities		—		5,085
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		16,932		24,300
All Together Korea Fund No. 2	Purchase of securities		—		990,000
FineKB Private Equity Fund No. 1	Purchase of securities		21,625		25,000
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		—
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities		USD 7,076,450		USD 7,796,423
RMGP Bio-Pharma Investment, L.P.	Purchase of securities		USD 15,955		USD 17,132
KB-MDI Centauri Fund LP	Purchase of securities		USD 8,587,500		USD 13,537,500
Hibiscus Fund LP	Purchase of securities		MYR 33,333,333		—
RMG-KB BP Management Ltd.	Purchase of securities		USD 612,245		—
RMG-KB BioAccess Fund L.P.	Purchase of securities		USD 30,000,000		—
Key management	Loan commitments in Korean won		1,996		1,760

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

34.7 Details of compensation to key management for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(In millions of Korean won)	2021
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	6,013	~~W~~	728	~~W~~	8,947	~~W~~	15,688
Registered directors (non-executive)		746		—		—		746
Non-registered directors		9,671		286		11,062		21,019

	~~W~~	16,430	~~W~~	1,014	~~W~~	20,009	~~W~~	37,453

(In millions of Korean won)	2020
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	5,858	~~W~~	516	~~W~~	2,426	~~W~~	8,800
Registered directors (non-executive)		803		—		—		803
Non-registered directors		7,965		330		3,526		11,821

	~~W~~	14,626	~~W~~	846	~~W~~	5,952	~~W~~	21,424

34.8 Details of collateral provided from related parties as of September 30, 2021 and December 31, 2020, are as follows:

(In millions of Korean won)	Assets pledged as collateral	September 30, 2021		December 31, 2020
Associates
KB Star Office Private Real Estate Investment Trust No. 1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management	Time deposits and others		273		213
	Real estate		5,500		4,356

As of September 30, 2021, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group that consists of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders that consist of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group that consists of the Group and 5 other institutions.